SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH NOVEMBER 26, 2007

(Commission File Number: 001-10579)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of Registrant as specified in its Charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of Registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ______ No ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___N/A___

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS
for the nine-month periods ended
September 30, 2007 and 2006
(CONSOLIDATED)

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES
(Translation of financial statements originally issued in Spanish – See Note 2b)

_____________________________________________________________________
CONTENTS

Report of Independent Auditors
Consolidated Balance Sheets
Consolidated Statement of Income
Consolidated Statement of Cash Flow
Notes to the Consolidated Financial Statements

ThCh$:	Thousands of Chilean pesos.
UF :	The Unidad de Fomento, or UF, is an inflation-indexed Chilean peso-denominated monetary unit. The daily UF rate is fixed in advance based on the change in the Chilean Consumer Price Index of the previous month.
ThUS$:	Thousands of US dollars.

Report of Independent Auditors
(Translation of a report originally issued in Spanish--See Note 2 (b))

To the President of the Board, Shareholders and Directors of
Compañía de Telecomunicaciones de Chile S.A.:

We have reviewed the consolidated balance sheets of Compañía de Telecomunicaciones de Chile S.A. and Subsidiaries as of September 30, 2007 and 2006, and the related consolidated statements of income and cash flows for the nine-month periods then ended. These interim financial statements and the accompanying notes are the responsibility of the management of Compañía de Telecomunicaciones de Chile S.A. The accompanying Management’s Discussion and Analysis of the Consolidated Financial Statements is not an integral part of these financial statements, and therefore this report does not cover this item.

We conducted our reviews in accordance with generally accepted auditing standards in Chile for a review of interim financial information. A review of interim financial information consists principally of applying analytical procedures to the financial statements and making inquiries of persons responsible for financial and accounting matters. The scope of this review is substantially less than an audit conducted in accordance with generally accepted auditing standards in Chile, the objective of which is to express an opinion regarding the consolidated financial statement taken as a whole. Accordingly, we do not have the ability to express, and we do not express such an opinion.

Based on our review of the interim consolidated financial statements as of September 30, 2007 and 2006, we are not aware of any material modifications that are required for them to be in conformity with accounting principles generally accepted in Chile.

Andrés Marchant V.	ERNST & YOUNG LTDA.

Santiago, Chile, October 24, 2007

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2007 AND 2006
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of September 30,2007)
(Translation of financial statements originally issued in Spanish – See Note 2b)

ASSETS	Notes	2007	2006	LIABILITIES AND SHAREHOLDERS’ EQUITY	Notes	2007	2006

		ThCh$	ThCh$			ThCh$	ThCh$
CURRENT ASSETS				CURRENT LIABILITIES
Cash		8,348,899	10,741,652	Short-term obligations with banks
Time deposits	(34)	48,244,497	9,777,794	and financial institutions	(15)	2,490,521	2,720,357
Marketable securities, net	(4)	3,460,274	16,950,662	Public promissory notes	(17 a)	-	12,433,488
Accounts receivable, net	(5)	179,047,695	178,842,272	Current maturities of bonds payable	(17 b)	2,624,461	2,697,692
Notes receivable, net	(5)	4,058,052	3,953,478	Current maturities of other long-term obligations		17,749	15,642
Other receivables	(5)	5,857,114	16,337,109	Dividends payable		1,760,904	1,611,516
Accounts receivable from related companies	(6 a)	17,987,394	17,862,816	Trade accounts payable	(35)	142,988,024	91,627,687
Inventories, net		6,740,673	8,436,016	Other accounts payable	(36)	28,443,238	13,424,565
Prepaid taxes		20,456,175	3,886,473	Accounts payable to related companies	(6 b)	34,506,286	32,654,685
Prepaid expenses		3,640,971	2,133,915	Accruals	(18)	8,278,636	9,696,587
Deferred taxes	(7 b)	15,186,075	13,322,441	Withholdings		11,740,803	16,590,315
Other current assets	(8)	11,425,045	12,334,314	Deferred Revenue		4,444,121	9,173,704
				Other current liabilities		1,089,858	1,486,704

TOTAL CURRENT ASSETS		324,452,864	294,578,942	TOTAL CURRENT LIABILITIES		238,384,601	194,132,942

PROPERTY, PLANT AND EQUIPMENT	(10)			LONG-TERM LIABILITIES
Land		29,106,310	29,224,233	Long-term debt with banks and
Buildings and improvements		834,720,952	833,831,959	financial institutions	(16)	323,796,132	349,591,968
Machinery and equipment		2,950,510,972	2,902,962,480	Bonds and promissory notes payable	(17 b)	68,496,213	70,176,508
Other property, plant and equipment		363,529,499	312,922,852	Other accounts payable	(36)	35,336,691	25,551,563
Technical revaluation		9,949,821	9,946,299	Accruals	(18)	35,439,686	36,941,648
Accumulated depreciation		(2,944,516,055)	(2,775,656,387)	Deferred taxes, net	(7 b)	47,516,483	52,925,029
				Other liabilities		3,626,612	7,764,413

TOTAL PROPERTY, PLANT AND EQUIPMENT, NET		1,243,301,499	1,313,231,436	TOTAL LONG-TERM LIABILITIES		514,211,817	542,951,129

				MINORITY INTEREST	(20)	92,672	1,259,726

OTHER LONG-TERM ASSETS				SHAREHOLDERS' EQUITY	(21)
Investments in related companies	(11)	9,106,470	9,085,486	Paid-in capital		842,079,941	913,410,826
Investments in other companies		4,392	4,392	Price-level restatement of paid-in capital		43,287,782	22,919,442
Goodwill, net	(12)	15,518,195	17,833,859	Other reserves		(2,929,171)	(2,449,378)
Other receivables	(5)	13,651,450	12,452,347	Retained earnings		9,948,035	20,674,291
Intangibles	(13)	41,255,568	39,994,473	Net income		9,948,035	20,674,291
Accumulated amortization	(13)	(17,855,879)	(12,289,352)
Others non-current asset	(14)	15,641,118	18,007,395

TOTAL LONG-TERM ASSETS		77,321,314	85,088,600	TOTAL SHAREHOLDERS' EQUITY		892,386,587	954,555,181

TOTAL ASSETS		1,645,075,677	1,692,898,978	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,645,075,677	1,692,898,978

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME
FOR THE PERIOD ENDED SEPTEMBER 30, 2007 AND 2006
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of September 30, 2007)
(Translation of financial statements originally issued in Spanish – See Note 2b)

		2007	2006
OPERATING INCOME:		ThCh$	ThCh$

Operating revenues		459,584,857	456,014,832
Operating costs		(311,397,321)	(294,364,862)

Gross profit		148,187,536	161,649,970

Administrative and selling expenses		(104,439,246)	(97,241,213)

OPERATING INCOME		43,748,290	64,408,757

NON-OPERATING RESULTS:

Interest income		5,266,065	3,637,614
Equity participation in income of related companies	(11)	1,347,366	1,446,783
Other non-operating income	(22 a)	3,688,568	1,346,862
Equity losses in income of related companies	(11)	-	(33,748)
Amortization of goodwill	(12)	(1,148,754)	(1,945,800)
Interest expense		(12,926,197)	(16,071,813)
Other non-operating expenses	(22 b)	(9,139,076)	(12,987,031)
Price-level restatement, net	(23)	3,265,953	2,962,215
Foreign currency translation, net	(24)	(479,640)	333,277

NON-OPERATING (LOSS) NET		(10,125,715)	(21,311,641)

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST		33,622,575	43,097,116

Income taxes	(7 c)	(23,969,002)	(22,690,823)

INCOME BEFORE MINORITY INTEREST		9,653,573	20,406,293

Minority interest	(20)	294,462	267,998

NET INCOME		9,948,035	20,674,291

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE PERIOD ENDED SEPTEMBER 30, 2007 AND 2006
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of September 30, 2007)
(Translation of financial statements originally issued in Spanish – See Note 2b)

	2007	2006
	ThCh$	ThCh$
NET CASH
FROM OPERATING ACTIVITIES	170,622,551	152,636,606

Net income	9,948,035	20,674,291

Sales of assets:	(1,908,859)	(570,106)

Net income on sale of investments	(1,908,859)	(570,106)

Charges ( credits ) to income that do not represent
cash flows:	173,996,968	180,276,570

Depreciation	155,826,435	163,054,338
Amortization of intangibles	4,282,144	3,572,667
Provisions and write offs	14,714,402	15,638,268
Accrued equity participation in income of related companies	(1,347,366)	(1,446,783)
Accrued equity participation in losses of related companies	-	33,748
Amortization of goodwill	1,148,754	1,945,800
Price-level restatement, net	(3,265,953)	(2,962,215)
Foreign currency translation, net	479,640	(333,277)
Other credits to income that do not represent
cash flows	(648,605)	(108,230)
Other charges to income that do not represent
cash flows	2,807,517	882,254

Changes in operating assets
(increase) decrease:	(11,945,813)	(49,971,000)

Trade accounts receivable	(7,648,857)	(19,254,452)
Inventories	(2,459,288)	(4,536,177)
Other assets	(1,837,668)	(26,180,371)

Changes in operating liabilities
increase (decrease):	826,682	2,494,849

Accounts payable related to
operating activities	30,407,709	4,015,470
Interest payable	1,262,238	1,659,968
Income taxes payable, net	(18,006,372)	(1,371,003)
Other accounts payable related to non-operating
activities	(7,145,108)	(1,883,627)
V.A.T. and other similar taxes payable	(5,691,785)	74,041

Net loss from minority interest	(294,462)	(267,998)

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOW
FOR THE PERIOD ENDED SEPTEMBRE 30, 2007 AND 2006
(Restated for general price-level changes and expressed in thousands of constant Chilean pesos as of September 30, 2007)
(Translation of financial statements originally issued in Spanish – See Note 2b)

	'2007	2006
	ThCh$	ThCh$
NET CASH USED IN
FINANCING ACTIVITIES	(64,373,040)	(165,779,056)

Bonds and promissory notes payable	-	77,123,143
Dividends paid	(13,357,494)	(14,258,506)
Capital distribution	(50,330,136)	(42,674,851)
Repayment of bonds and promissory notes payable	(685,410)	(185,251,900)
Other sources of financing	-	(716,942)

NET CASH USED IN
INVESTING ACTIVITIES	(83,211,216)	(63,612,746)

Sales of property, plant and equipment	-	63,685
Sale of other investments	15,931,400	-
Acquisition of property, plant and equipment	(99,142,616)	(63,676,431)

NET CASH FLOWS FOR THE PERIOD	23,038,295	(76,755,196)

EFFECT OF INFLATION ON CASH
AND CASH EQUIVALENTS	(2,597,472)	(1,073,532)

NET DECREASE OF CASH
AND CASH EQUIVALENTS	20,440,823	(77,828,728)

CASH AND CASH EQUIVALENTS AT
BEGINNING OF PERIOD	43,455,757	102,222,418

CASH AND CASH EQUIVALENTS AT
END OF PERIOD	63,896,580	24,393,690

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

1. Composition of Consolidated Group and Registration in the Securities Registry:

a) Compañía de Telecomunicaciones de Chile (“Telefónica Chile,” the “Parent Company” when referred to on an individual basis or the “Company” when referred in conjunction with its subsidiaries) is a publicly-held corporation that is registered in the Securities Registry under No. 009 and is therefore subject to supervision by the Chilean Security and Exchange Commission (“SVS”).

b) Subsidiary companies registered with the Securities Registry:

SUBSIDIARIES			Participation
	TAXPAYER	Registration	(direct & indirect)
	No.	Number	2007	2006
			%	%

Telefónica Larga Distancia S.A.	96,551,670-0	456	99.87	99.67
Telefónica Asistencia y Seguridad S.A.	96,971,150-8	863	99.99	99.99

2. Summary of Significant Accounting Policies:

(a) Accounting period:

The consolidated financial statements correspond to the nine-month periods ended September 30, 2007 and 2006.

(b) Basis of preparation:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Chile (“Chilean GAAP”) and standards set forth by the Chilean Superintendency of Securities Insurance (“SVS”). In the event of any discrepancies in these regulations, SVS regulations supersede Chilean GAAP. Certain accounting practices applied by the Company that conform to Chilean GAAP may not conform to generally accepted accounting principles in the United States (“US GAAP”) or International Financial Reporting Standards (“IFRS”). For the convenience of the reader, these financial statements have been translated from Spanish to English.

The Company’s consolidated financial statements as of June 30 and December 31 of each year are prepared in order to be reviewed and audited, respectively, in accordance with current legal regulations. The Company voluntarily submits the quarterly financial statements as of March 31 and September 30 to an interim financial information review performed in accordance with regulations established for this type of review, described in Generally Accepted Auditing Standard No. 45 Section No. 722, issued by the Chilean Association of Accountants.

(c) Basis of presentation:

The consolidated financial statements for 2006 and their notes have been adjusted for comparison purposes by 4.7% in order to allow for comparison with the 2007 consolidated financial statements. For comparison purposes, certain reclassifications have been made to the 2006 consolidated financial statements.

(d) Basis of consolidation:

These consolidated financial statements include the assets, liabilities, income and cash flows of the Parent Company and subsidiaries. Significant intercompany transactions have been eliminated, and the participation of minority investors has been recorded under Minority Interest (Note 20).

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies, continued:

(d) Basis of consolidation, continued:

Companies included in consolidation:
As of September 30, 2007, the consolidated group (The Company) is composed of Compañía de Telecomunicaciones de Chile S.A. and the following subsidiaries:

	Company Name		Ownership Percentage

TAXPAYER			2007		2006
No.		Direct	Indirect	Total	Total

96,551,670-0	Telefónica Larga Distancia S.A.	99.87	-	99.87	99.67
96,961,230-5	Telefonica Gestión de Servicios Compartidos Chile S.A.	99.99	-	99.99	99.99
74,944,200-K	Fundación Telefónica Chile	50.00	-	50.00	50.00
96,971,150-8	Telefónica Asistencia y Seguridad S.A.	99.99	-	99.99	99.99
90,430,000-4	Telefónica Empresas Chile S.A.	99.99	-	99.99	99.99
78,703,410-1	Telefónica Multimedia Chile S.A. (1)	99.99	-	99.99	99.99
96,834,320-3	Telefónica Internet Empresas S.A. (2)	99.99	-	99.99	99.99
96,811,570-7	Instituto Telefónica Chile S.A. (3)	-	99.99	99.99	79.99

1) On January 26, 2006, Telefónica Internet Empresas S.A. sold its entire ownership interest of 449,081 shares to Telefónica Chile for ThCh$1,624,273 (historical). On that same date, CTC Equipos y Servicios de Telecomunicaciones S.A. sold its entire ownership interest of 1 share to Telefónica Chile S.A. for ThCh$4, corresponding to its participation in that company.

On April 19, 2006, Tecnonáutica S.A. changed its name to Telefónica Multimedia Chile S.A.

2) On January 26, 2006 CTC Equipos y Servicios de Telecomunicaciones S.A. sold its entire ownership interest of 16 shares to Telefónica Chile for ThCh$132 (historical), corresponding to its participation in that company.

On January 27, 2006, Telefónica Empresas Chile sold its entire ownership interest of 215,099 shares to Telefónica Chile for ThCh$1,468,683 (historical), corresponding to its participation in that company.

3) On October 20, 2006, Telefónica Internet Empresas S.A. sold 1,703,999 shares to Telefónica Gestión de Servicios Compartidos Chile S.A. for ThCh$12,800 (historical).

On that same date, Telepeajes de Chile S.A. changed its name to Instituto Telefónica Chile S.A.

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies, continued:

(e) Price-level restatement:

The consolidated financial statements have been adjusted by applying price-level restatement standards, in accordance with Chilean GAAP, in order to reflect the changes in the purchasing power of the currency during both exercises. The accumulated variation in the Chilean Customer Price Index (CPI) as of September 30, 2007 and 2006, for initial balances, is 5.1% and 2.5%, respectively.

(f) Basis of conversion:

Assets and liabilities in US$ (United States dollars), Euros, Brazilian Reales, Yen (JPY), UF (Unidad de Fomento) have been converted to pesos at the exchange rates as of each period end, as follows:

YEAR	US$	EURO	BRAZILIAN	JPY	UF
			REAL

2007	511.23	729.29	279.36	4.45	19,178.94

2006	537.03	680.99	247.54	4.55	18,401.15

Foreign currency translation differences resulting from the application of this Standard are credited or debited to income for the period.

(g) Time deposits:

Time deposits are carried at cost plus UF indexation adjustments, where applicable, and accrued interest as of period end.

(h) Marketable securities:

Fixed income securities and shares are recorded at their price-level restated cost plus interest accrued as of each period end using either the actual interest yield determined at the purchase date or market value, whichever is less.

(i) Inventory:

Depending on the nature of respective items, equipment held for sale is carried at the lesser of either its price-level restated acquisition or development cost or at its market value.

Inventory that is expected to be used within twelve months of their acquisition are classified as current assets. Their cost is price-level restated. The obsolescence provision has been determined on the basis of an analysis of materials with slow turnover.

(j) Allowance for doubtful accounts:

The allowance for doubtful accounts is estimated on the basis of the aging of such accounts, up to 100% of accounts outstanding for more than 120 days and 180 days in the case of large customers (corporations).

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies, continued:

(k) Property, plant and equipment:

Property, plant and equipment are carried at their price-level restated acquisition or construction cost.

Property, plant and equipment acquired up through December 31, 1979 are carried at their appraisal value, as stipulated in Article 140 of D.F.L. No. 4. Some assets subsequently acquired were subject to a technical revaluation of their appraisal value recorded as of September 30, 1986, as authorized in SVS Circular No. 550. All these values have been price-level restated.

(l) Depreciation of property, plant and equipment:

Depreciation has been calculated and recorded on a straight-line basis over the estimated useful lives of the assets. The average annual financial depreciation rate of the Company is approximately 8.20% .

The estimated useful lives are summarized as follows:

Assets	Range of years

Buildings	40
Central telephone equipment	7 to 12
Subscriber equipment	4
External networks	20 to 40
Office furniture and equipment	4 to 10
Software	3
Others	4 to 10

(m) Leased assets:

Leased assets with a purchase option, where the contracts satisfy the characteristics of a financial lease, are recorded in a manner similar to the acquisition of property, plant and equipment, recognizing the full obligation and interest on an accrual basis. These assets are not legally owned by the Company; therefore, until the Company exercises the purchase option, such assets cannot be freely disposed of.

(n) Intangibles:

i) Rights to underwater cable:

Rights to underwater cable correspond to the rights acquired by the Company for the use of an underwater cable to transmit voice and data. These rights are amortized over the term of the respective contracts, with a maximum of 25 years (Note 13).

ii) Software licenses:

Software licenses are valued at their price-level restated acquisition cost. Amortization is calculated using the straight-line method over their estimated useful life, which does not exceed 3 years (Note 13).

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies, continued:

(ñ) Investments in related companies:

These investments are accounted for under the equity method, which recognizes the investor’s share of income on an accrual basis. For investments abroad, the valuation methodology as defined in Technical Bulletin No. 64 is applied. Investments in countries deemed to be unstable and whose activities are not an extension of the operations of the Parent Company are controlled in US dollars.

(o) Goodwill:

This account corresponds to the differences originating from adopting the equity method and adjusting the cost of investments, or from the realization of new acquisitions. Goodwill and negative goodwill amortization periods have been determined taking into consideration aspects such as the nature and characteristics of the business and the estimated period of return on the investment (Note 12).

(p) Transactions with repurchase agreements:

Purchases of financial instruments that include repurchase agreements are recorded as fixed rate instruments and are classified as Other Current Assets (Note 8).

(q) Bonds and promissory notes payable:

•  Bonds payable are recorded under liabilities at the par value of the issued bonds (note 17b). The difference between par and placement value, determined on the basis of the actual interest rate for the transaction, is deferred and amortized over the term of the respective bond (Notes 8 and 14).

•  Promissory notes are recorded under liabilities at placement value plus accrued interest (Note 17a).

Costs directly related to the placement of these obligations are deferred and amortized over the term of the respective liability (Notes 8 and 14).

(r) Current and deferred income taxes:

Income tax is recorded on the basis of taxable net income. Deferred taxes on all temporary differences, tax loss carry forwards that can be realized as future tax benefits, and other events that create differences between the tax and accounting values are recognized in accordance with Technical Bulletins No. 60 and complementary technical bulletins thereto issued by the Chilean Association of Accountants, and with SVS Circular No. 1,466 dated January 27, 2000.

(s) Staff severance indemnities:

For employees who qualify for this benefit, the Company’s staff severance indemnities obligation is provided for by applying the present value method to the projected benefit obligation using an annual discount rate of 6%, taking into consideration assumptions concerning the future service period of the employees, mortality rate of employees and salary increases used as the basis of actuarial calculations.

Costs for past services of employees resulting from changes in assumptions used as the actuarial bases, are deferred and amortized over average of the employees’ future service periods (Notes 8 and 14).

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies, continued:

(t) Revenue recognition:

The Company’s revenues are recognized on an accrual basis in accordance with Chilean GAAP. Since billing dates are different from the accounting close date, as of the date of preparation of these consolidated financial statements provisions have been established for services provided and not billed, which are determined on the basis of contracts, traffic, prices and current conditions for the period. These amounts are recorded under Trade Accounts Receivable.

(u) Foreign currency forwards:

The Company has entered into short-term forward contracts to purchase foreign currency. These contracts are hedging liabilities in foreign currency against changes in exchange rates.

These instruments are valued in accordance with Technical Bulletin No. 57 of the Chilean Association of Accountants.

The rights and obligations acquired are detailed in Note 27, being reflected in the balance sheet as only the net right or obligation at period end and classified according to the maturity of each contract under Other Current Assets or Other Payables, as applicable.

(v) Interest rate coverage:

Interest on loans for which associated interest rate swaps have been entered into is recorded recognizing the effect of those contracts on the interest rate established in such loans. The rights and obligations acquired therein are shown under Other Payables or under Other Current Assets, as applicable.

(w) Computer software:

The cost of software purchased is deferred and amortized using the straight-line method over a maximum period of three years and classified as other property, plant and equipment.

(x) Cumulative translation adjustment:

In this shareholders’ equity reserve account, the Company recognizes the difference between the variation in the exchange rate and the consumer price index (C.P.I.) originated in the restatement of its investment abroad and its goodwill, which are controlled in United States dollars. The balance of this account is recognized as income in the same period in which the net income or loss is recognized on the total or partial disposal of these investments.

(y) Statement of cash flows:

For the purposes of preparing the Statement of Cash Flows in accordance with Technical Bulletin No. 50 of the Chilean Association of Accountants and SVS Circular No. 1,312, the Company defines securities under agreements to resell and time deposits with a remaining maturity of less than 90 days as cash equivalents. Cash flows related to the Company’s operations and all those not defined as resulting from investing or financing activities are included under “Cash Flows from Operating Activities”.

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies, continued:

(z) Correspondents:

The Company has agreements with foreign counterparties to set the conditions that regulate international traffic., determining the payments for each counterparty based on fixed rates for the net exchange of traffic.

The receivables/payables related to these agreements are recorded on an accrual basis, recognizing the costs and income for the period in which these are incurred, recording the net receivable and payable for each counterparty where the legal right to offset exists under “Accounts Receivable” or “Accounts Payable,” as applicable.

3. Accounting Changes:

During the periods covered in these interim consolidated financial statements, the accounting principles have been consistently applied.

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

4. Marketable Securities:

The balance of marketable securities is as follows:

Description	2007	2006
	ThCh$	ThCh$

Publicly offered promissory notes	3,460,274	16,950,662

Total	3,460,274	16,950,662

Publicly offered promissory notes (Fixed Income)

Instrument	Date		Par Value ThCh$	Book Value		Market Value ThCh$	Provision

				Amount ThCh$	Rate %
	Purchase	Maturity					ThCh$

CERO010508	04-Sep-07	01-May-08	2,641,978	2,644,947	2.6% + UF	2,644,947	(1,698)
CERO010508	04-Sep-07	01-May-08	236,814	237,126	2.6% + UF	237,126	(111)
CERO010508	04-Sep-07	01-Jul-08	577,516	578,201	2.6% + UF	578,201	(350)

		Total	3,456,308	3,460,274		3,460,274	(2,159)

(1) The book value is presented net of the provision.

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

5. Current and long-term receivables:

The detail of current and long-term receivables is as follows:

Description	Current									Long-term

	Up to 90 days		Over 90 up to 1 year		Subtotal		Total Current (net)

	2007	2006	2007	2006	2007	2007		2006		2007	2006
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$	%	ThCh$	ThCh$

Accounts receivable	244,264,102	241,067,026	5,672,696	6,539,933	249,936,798	179,047,695	100.00	178,842,272	100.00	283,755	-
Fixed telephone service	193,969,181	194,272,375	2,490,731	3,980,841	196,459,912	136,908,749	76.46	139,714,918	80.51	283,755	-
Long distance	25,359,749	24,255,674	-	-	25,359,749	18,348,843	10.25	16,990,831	6.74	-	-
Communications corporate	18,859,540	19,144,045	2,585,862	2,559,092	21,445,402	19,544,254	10.92	20,099,598	11.58	-	-
Other	6,075,632	3,394,932	596,103	-	6,671,735	4,245,849	2.37	2,036,925	1.17	-	-
Allowance for doubtful accounts	(70,889,103)	(66,774,266)	-	(1,990,421)	(70,889,103)	-		-		-	-
Notes receivable	6,906,359	8,940,045	795,004	130,962	7,701,363	4,058,052		3,953,478		-	-
Allowance for doubtful notes	(3,643,311)	(5,117,529)	-	-	(3,643,311)	-		-		-	-
Miscellaneous accounts receivable	4,212,873	11,520,775	1,644,241	4,816,334	5,857,114	5,857,114		16,337,109		13,367,695	12,452,347
Allowance for doubtful accounts	-	-	-	-	-	-		-		-	-

						Long-term receivables				13,651,450	12,452,347

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

6. Balances and transactions with related entities:

a) Receivables from related parties are as follows:

Taxpayer No.	Company	Short term		Long term

		2007	2006	2007	2006
		ThCh$	ThCh$	ThCh$	ThCh$

87,845,500-2	Telefónica Móviles Chile S.A.	5,944,107	6,777,862	-	-
96,672,150-2	Telefónica Móviles Chile Inversiones S.A.	37,808	63,301	-	-
96,672,160-k	Telefónica Móviles Chile Larga Distancia S.A.	847,420	499,746	-	-
96,834,230-4	Terra Networks Chile S.A.	962,160	3,930,766	-	-
96,895,220-k	Atento Chile S.A.	699,718	675,224	-	-
96,910,730-9	Telefónica International Wholesale Services Chile S.A.	1,143,754	610,174	-	-
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	11,099	5,870	-	-
96,990,810-7	Telefónica Móviles Soluciones y Aplicaciones S.A.	164,601	51,929	-	-
96,942,730-3	Telefónica Mobile Solutions Chile S.A.	-	128,452	-	-
96,527,390-5	Telefónica Internacional Chile S.A.	1,016	66,782	-	-
Foreign	Telefónica España	-	534,035	-	-
Foreign	Telefónica Móviles España	1,563,645	-	-	-
Foreign	Telefónica Móviles el Salvador	4,306	-	-	-
Foreign	Telefónica Móviles de Argentina	43,088	-	-	-
Foreign	Telefónica Móviles de Panamá	10,772	-	-	-
Foreign	Telefónica Móviles de Perú	32,316	-	-	-
Foreign	Telefónica Móviles de Colombia	47,397	-	-	-
Foreign	Telefónica Celular de Nicaragua	6,463	-	-	-
Foreign	Telefónica LD Puerto Rico	212,383	222,343	-	-
Foreign	Telefónica Data Usa Inc.	19,667	10,050	-	-
Foreign	Telefónica Data España	42,483	130,661	-	-
Foreign	Telefónica Argentina	1,354,691	1,724,218	-	-
Foreign	Telefónica Soluciones de Informática España	1,522,632	-	-	-
Foreign	Telefónica International Wholesale Services U.S.A.	-	61,469	-	-
Foreign	Telefónica International Wholesale Services	137,814	449,488	-	-
Foreign	Telefónica Gestión de Servicios Compartidos España	-	11,727	-	-
Foreign	Telefónica Perú	445,200	276,012	-	-
Foreign	Telefónica Procesos Tec. de Información	-	1,594,041	-	-
Foreign	Telefónica Sao Paulo	187,434	38,666	-	-
Foreign	Telefónica Multimedia Perú	77,828	-	-	-
Foreign	Telefónica S.A.	101,258	-	-	-
Foreign	Telefónica Internacional S.A.U.	296,905	-	-	-
Foreign	Telefónica Centroamérica	19,393	-	-	-
Foreign	Terra Networks México	2,154	-	-	-
Foreign	Terra Networks Brasil	17,235	-	-	-
Foreign	Terra Networks Perú	2,154	-	-	-
Foreign	Telefónica Servicios Comerciales Perú S.A.C	2,154	-	-	-
Foreign	Fundación Telefónica Perú	2,154	-	-	-
Foreign	Fundación Telefónica Brasil	2,154	-	-	-
Foreign	Telefónica Gestión de Servicios Compartidos Perú S.A.C.	2,154	-	-	-
Foreign	Pegaso Recursos Humanos S.A. de C.V.	49,551	-	-	-
Foreign	Media Networks Perú S.A.C.	2,154	-	-	-
Foreign	Colombia Telecomunicaciones	116,339	-	-	-
Foreign	Otecel Ecuador	46,654	-	-	-
Foreign	Telcel Venezuela	1,777,441	-	-	-
Foreign	Atento Colombia	1,885	-	-	-
Foreign	Vivo Brasil	25,853	-	-	-

	Total	17,987,394	17,862,816	-	-

There have been charges and credits recorded to current accounts with these companies for the invoicing of sales of materials, equipment and services.

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

6. Balances and transactions with related entities, continued:

b) Payables to related parties are as follows:

Taxpayer No.	Company	Short term		Long term

		2007	2006	2007	2006
		ThCh$	ThCh$	ThCh$	ThCh$

96,527,390-5	Telefónica Internacional Chile S.A.	448,787	955,634	-	-
96,834,230-4	Terra Networks Chile S.A.	4,334,211	1,673,693	-	-
96,895,220-k	Atento Chile S.A.	6,066,484	2,387,299	-	-
96,910,730-9	Telefónica International Wholesale Services Chile S.A.	6,574,378	3,378,720	-	-
87,845,500-2	Telefónica Móviles Chile S.A.	12,700,985	19,305,396	-	-
96,672,160-k	Telefónica Móviles Chile Larga Distancia S.A.	12,558	3,890	-	-
59,083,900-0	Telefónica Ingeniería de Seguridad S.A.	83	554,949	-	-
Foreign	Telefónica Gestión de Servicios Compartidos España	137	9,001	-	-
Foreign	Telefónica Argentina	1,554,052	119,509	-	-
Foreign	Telefónica Perú	186,977	16,843	-	-
Foreign	Telefónica Guatemala	35,295	16,049	-	-
Foreign	Telefónica Móvil El Salvador S.A. de C.V.	26,196	22,255	-	-
Foreign	Telefónica International Wholesale Services	371,213	188,635	-	-
Foreign	Telefónica Puerto Rico	14,066	8,335	-	-
Foreign	Telefónica Investigación y Desarrollo	364,080	-	-	-
Foreign	Telecomunicaciones de Sao Paulo	698,972	-	-	-
Foreign	Telefónica Sao Paulo	-	66,833	-	-
Foreign	SP Telecomunicaciones Holding Ltda.	67,621	-	-	-
Foreign	Terra Networks	-	2,242,368	-	-
Foreign	Colombia Telecomunicaciones	16,088	-	-	-
Foreign	Telecomunicaciones Multimedia S.A.C.	1,034,103	-	-	-
Foreign	Telefónica Móviles S.A.	-	1,703,382	-	-
Foreign	Telefónica España	-	1,894	-	-

	Total	34,506,286	32,654,685	-	-

As per Article No. 89 of the Corporations Law, all of these transactions are carried out under normal market conditions.

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

6. Balances and transactions with related companies, continued:

c) Transactions (1):

Company	Tax No.	Nature	Description	2007ThCh$		2006 ThCh$
		of Relationship	of transaction

Telefónica Móviles España S.A.	Foreign	Related to parent	Sales	1,462,239	1,462,239	-	-
		company	Purchases	(379,958)	(379,958)	-	-

Telefónica España	Foreign	Related to parent	Sales	-	-	499,531	499,531
		company	Purchases	-	-	(224,060)	(224,060)

Telefonica Data Usa Inc.	Foreign	Related to parent	Sales	5,594	5,594	8,459	8,459
		company	Purchases	(8,305)	(8,305)	-	-

Telefónica Internacional Chile S.A.	96,527,390-5	Parent company	Purchases	(463,695)	(463,695)	(456,293)	(456,293)

Terra Networks Chile S.A.	96,834,230-4	Related company	Sales	1,476,997	1,476,997	5,743,716	5,743,716
			Purchases	(8,283,992)	(8,283,992)	(499,651)	(499,651)

Atento Chile S.A.	96,895,220-k	Related company	Sales	1,155,908	1,155,908	997,566	997,566
			Purchases	(16,772,558)	(16,772,558)	(12,141,605)	(12,141,605)

Telefónica Argentina	Foreign	Related to parent	Sales	1,753,995	1,753,995	1,395,968	1,395,968
		company	Purchases	(2,948,648)	(2,948,648)	(854,394)	(854,394)

Telecomunicaciones de Sao Paulo	Foreign	Related to parent	Sales	51,936	51,936	105,677	105,677
		company	Purchases	(54,769)	(54,769)	(101,791)	(101,791)

Telefónica Guatemala	Foreign	Related to parent	Sales	14,906	14,906	7,114	7,114
		company	Purchases	(77,752)	(77,752)	(34,848)	(34,848)

Telefónica Perú	Foreign	Related to parent	Sales	1,118,439	1,118,439	688,825	688,825
		company	Purchases	(1,087,113)	(1,087,113)	(499,895)	(499,895)

Telefónica LD Puerto Rico	Foreign	Related to parent	Sales	5,824	5,824	7,713	7,713
		company	Purchases	(24,714)	(24,714)	(13,306)	(13,306)

Telefónica El Salvador	Foreign	Related to parent	Sales	7,891	7,891	3,988	3,988
		company	Purchases	(68,613)	(68,613)	(23,835)	(23,835)

Telefónica Moviles Chile Larga Distancia		Related to parent	Sales	631,861	631,861	257,689	257,689
S.A.	96,672,160-k	company	Purchases	(1,038)	(1,038)	(4,796,678)	(4,796,678)

Telefónica International WholeSale Services	Foreign	Related to parent	Sales	88	88	143	143
América		company	Purchases	(974,276)	(974,276)	(9,028)	(9,028)

Telefónica Móviles Chile Inversiones S.A.	96,672,150-2	Related to parent	Sales	57,077	57,077	6,298	6,298
		company

Telefónica Internacional Wholesale	Foreign	Related to parent	Sales	4,801	4,801	-	-
Services Uruguay		company	Purchases	(1,250,041)	(1,250,041)	(880,238)	(880,238)

Telefónica Gestión de	Foreign	Related to parent	Sales	251	251	-	-
Serv.Compartidos España S.A.		company	Purchases	(144,128)	(144,128)	-	-

Telefónica Ingeniería de Seguridad S.A.	59,083,900-0	Related to parent	Sales	7,800	7,800	109,500	109,500
		company	Purchases	(114,657)	(114,657)	(29,510)	(29,510)

Telefónica Móviles Soluciones y	96,990,810-7	Related to parent
Aplicaciones S.A.		company	Sales	114,618	114,618	68,435	68,435

Telefónica International Wholesale	Foreign	Related to parent
Services USA		company	Purchases	(113)	(113)	-	-

Telefónica Internacional Wholesale Services	96,910,730-9	Related to parent	Sales	1,036,847	1,036,847	1,428,449	1,428,449
Chile S.A.		company	Purchases	(4,943,718)	(4,943,718)	(3,081,614)	(3,081,614)

Telefónica MóvilesChile S.A.	87,845,500-2	Related to parent	Sales	12,389,414	12,389,414	10,442,602	10,442,602
		company	Purchases	(32,553,454)	(32,553,454)	(30,091,082)	(30,091,082)

Telefónica Investigación y Desarrollo	Foreign	Related to parent
		company	Purchases	(41,610)	(41,610)	-	-

Telefónica Mobile Solutions Chile S.A.	96,942,730-3	Related to parent
		company	Sales	1	1	-	-

Terra Networks Inc.	Foreign	Related to parent	Sales
		company		-	-	87	87

Telefónica Internacional S.A.U	Foreign	Related to parent	Sales
		company		75,000	75,000	-	-

Telefónica Data Corp España	Foreign	Related to parent
		company	Sales	156,331	156,331	-	-

(1) Includes all transactions performed with related companies.

(Translation of a report originally issued in Spanish – see Note 2b to the Financial Statements)
Notes to the Consolidated Financial Statements

6. Balances and transactions with related companies, continued:

The intercompany account with Telefónica Internacional Chile S.A. includes short-term and long-term contractual terms denominated in US dollars, accruing interest at a variable rate adjusted to market rates (US$ + Market Spread).

Items recorded under Sales and Services Rendered have a short-term character (maturity of less than a year); individual terms for each transaction vary based on related transactions.

7. Current and deferred income taxes:

a) General information:

As of September 30, 2007 and 2006, the Parent Company recorded a first category income tax provision based on taxable income of ThCh$87,584,636 and ThCh$116,548,610 respectively.

In addition, as of September 30, 2007 and 2006, a provision for first category income tax in subsidiaries was recorded based on the subsidiaries’ respective taxable income of ThCh$36,410,189 and ThCh$35,057,537, respectively.

As of September 30, 2007 and 2006, accumulated tax losses of subsidiaries amount to ThCh$9,665,003 and ThCh$6,963,950, respectively.

According to current legislation, the tax years subject to an eventual review by the fiscal authority will consider transactions generated from 2004 to date for most of the Company’s operations subject to taxes.

In the normal course of operations, the Company is subject to the regulation and oversight of the Chilean Internal Revenue Service. Based on the information available to date, management believes that there are no additional significant liabilities other than those recorded in the financial statements. However, actual taxable results may differ from these estimations.

The companies in the group with positive Retained Taxable Earnings and their associated credits are as follows:

Subsidiaries	Retained	Retained	Retained	Retained	Retained	Amount
	Taxable	Taxable	Taxable	Taxable	Taxable	of
	Earnings	Earnings	Earnings	Earnings	Earnings	credit
	w/15% credit	w/16% credit	w/16.5% credit	w/17% credit	w/o credit	ThCh$
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Telefónica Larga Distancia S.A.	2,296,255	869,981	622,807	81,538,181	4,421,998	17,394,569
Telefónica Empresas Chile S.A.	-	-	-	32,923,293	2,212,644	6,743,317
Telefónica Chile S.A.	-	-	-	2,992,771	123,577	612,976
Telefónica Internet Empresas S.A.	-	-	5,615,869	157,984,162	15,602,225	33,467,876

Total	2,296,255	869,981	6,238,676	275,438,407	22,360,444	58,218,738

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

7. Current andtaxes ,deferred income continued:

b) Deferred taxes:

As of September 30, 2007 and 2006, the net deferred tax liabilities amounted to ThCh$32,330,408 and ThCh$39,602,588, respectively, detailed as follows:

Description		2007				2006

	Deferred tax assets		Deferred tax liabilities		Deferred tax assets		Deferred tax liabilities

	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term	Long-term
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Allowance for doubtful accounts	11,384,788	-	-	-	11,597,254	-	-	-
Vacation provision	571,050	-	-	-	754,031	-	-	-
Tax benefits for tax losses	-	1,642,140	-	-	-	1,183,872	-	-
Staff severance indemnities	-	1,771	-	3,609,081	867	5,127	-	5,108,826
Leased assets and liabilities	-	37,674	-	77,251	-	21,622	-	212,153
Property, plant and equipment	-	618,838	-	139,235,399	-	711,466	-	158,061,452
Difference in amount of capitalized staff severance	-	270,157	-	143,825	-	530,581	372	-
Deferred charge on sale of assets	-	-	-	216,331	-	-	-	364,280
Development software	-	-	-	3,724,256	-	-	-	2,319,612
Incentive provision	194,039	-	-	-	-	-	-	-
Obsolescence provision	377,154	-	-	-	-	-	-	-
Collective negotiation bonus	-	-	-	110,390	-	-	-	86,775
Other	2,700,652	748,701	41,608	804,303	1,032,104	242,560	61,444	556,335

Sub-Total	15,227,683	3,319,281	41,608	147,920,836	13,384,256	2,695,228	61,816	166,709,433

Complementary accounts net of accumulated amortization	-	(819,073)	-	(97,904,145)	-	(894,838)	-	(111,984,014)

Sub-Total	15,227,683	2,500,208	41,608	50,016,691	13,384,256	1,800,390	61,816	54,725,419

Tax reclassification	(41,608)	(2,500,208)	(41,608)	(2,500,208)	(61,815)	(1,800,390)	(61,816)	(1,800,390)

Total	15,186,075	-	-	47,516,483	13,322,441	-	-	52,925,029

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

7. Current and deferred income taxes, continued:

c) Income tax detail:

The current tax expense recorded by the Company for the periods 2007 and 2006 resulted from the following items:

Description	2007	2006
	ThCh$	ThCh$

Common tax expense before tax credit (income tax 17%)	21,079,120	25,773,050
Current tax expense (article 21 single tax at 35%)	44,824	29,185
Tax expense adjustment	358,020	(353,538)

Current income tax subtotal	21,481,964	25,448,697

- Current period deferred taxes	(7,887,026)	(13,647,988)
- Effect of amortization of complementary accounts for deferred assets and liabilities	10,374,064	10,890,114

Deferred tax subtotal	2,487,038	(2,757,874)

Total income expense tax	23,969,002	22,690,823

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

8. Other Current Assets:

The detail of other current assets is as follows:

Description	2007	2006
	ThCh$	ThCh$

Fixed income securities purchased with resale agreement (note 9)	7,303,184	3,874,244
Deferred union contract bonus (1)	1,367,284	866,006
Telephone directories for connection program	-	3,415,584
Deferred higher bond discount rate (note 25)	237,848	243,189
Deferred disbursements for placement of bonds (note 25)	132,946	135,769
Disbursements on the placement of commercial paper (Note 25)	-	17,960
Deferred disbursements for foreign financing proceeds (2)	366,021	490,550
Exchange insurance receivable	634,587	840,188
Deferred staff severance indemnities charges (3)	1,210,332	1,267,095
Others	172,843	1,183,729

Total	11,425,045	12,334,314

(1) Between May and September 2006, the Company negotiated a 38-month and 48-month union contract with a number of its employees, granting them, among other benefits, a signing bonus. That bonus was paid between July and December 2006. The total benefit of ThCh$4,918,946 (historical), is amortized using the straight-line method over the term of the union agreement. The long-term portion is recorded under Others (in Other non-current assets) (Note 14).

During July 2005 and July 2007, subsidiary Telefónica Larga Distancia negotiated with its employees collective contracts for 30 and 26 months, respectively

(2) This amount corresponds to the cost (net of amortization) of the mandatory reserve paid to the Central Bank of Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan. The long-term portion is recorded under Others (in Other Assets) (Note 14).

(3) Corresponds to the short-term portion to be amortized due to changes in the actuarial hypothesis and to the concept of loans to employees. The long-term portion is recorded under Others (in Other Assets) (Note 14).

9.- Information regarding sales commitment transactions (agreements):

Code	Dates		Counterparty	Original currency	Subscription value ThCh$	Rate	Final Value ThCh$	Instrument Identification	Book Value ThCh$

	Inception	End

CRV	September 27, 2007	October 1, 2007	BCI	Ch$	2,027,342	5.76%	2,028,639	BCP0800709	2,028,315
CRV	September 27, 2007	October 1, 2007	BCI	Ch$	955,404	5.76%	956,016	BCP0800810	955,863
CRV	September 27, 2007	October 1, 2007	BCI	Ch$	2,317,254	5.76%	2,318,737	BCP0800811	2,318,366
CRV	September 28, 2007	October 1, 2007	BCI	Ch$	2,000,000	5.76%	2,000,960	BCP0800810	2,000,640

			Totales		7,300,000		7,304,352		7,303,184

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

10. Property, plant and equipment:

The detail of property, plant and equipment is as follows:

Description	2007		2006

	Accumulated	Gross prop., plant	Accumulated	Gross prop., plant
	depreciation	and equipment	depreciation	and equipment
	ThCh$	ThCh$	ThCh$	ThCh$

Land	-	29,106,310	-	29,224,233

Building and improvements	393,615,403	834,720,952	371,243,279	833,831,959

Machinery and equipment	2,329,848,939	2,950,510,972	2,214,080,334	2,902,962,480
Central office telephone equipment	1,433,719,796	1,649,634,324	1,352,075,371	1,631,339,043
External building	660,144,551	990,963,797	643,507,986	987,009,266
Subscribers’ equipment	197,449,363	270,518,381	180,466,306	245,802,536
General equipment	38,535,229	39,394,470	38,030,671	38,811,635
Other Property, Plant and Equipment	209,776,493	363,529,499	178,939,286	312,922,852

Office furniture and equipment	108,231,936	117,066,488	96,209,130	117,695,200
Projects, work in progress and materials	-	123,566,932	-	98,357,522
Leased assets (1)	74,659	528,681	65,847	528,681
Assets temporarily out of service	7,200,635	7,200,635	7,361,739	7,361,739
Software	93,013,300	113,766,219	74,287,385	87,748,648
Other	1,255,963	1,400,544	1,015,185	1,231,062

Technical revaluation Circular 550	11,275,220	9,949,821	11,393,488	9,946,299

Total	2,944,516,055	4,187,817,554	2,775,656,387	4,088,887,823

(1) Corresponds to buildings.

Operating costs include a depreciation charge for the periods ended September 30, 2007 and 2006 amounting to ThCh$151,158,443 and ThCh$154,962,512, respectively, and administrative and selling expenses with a depreciation charge of ThCh$4,667,992 and ThCh$7,170,794 for 2007 and 2006, respectively. Assets temporarily out of service mainly consist of telephone equipment under repair, and incurred depreciation amounting to ThCh$921,032 in 2006, which is classified as “Other non-operating expenses” (note 22b).

During the normal course of operations, the Company monitors both new and existing assets and their depreciation rates, adjusting them to the technological evolution and development of the market in which it competes.

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

10. Property, plant and equipment, continued:

The detail of item after the technical revaluation is as follows:

	Net	Accumulated	Gross property,	Gross property,
	Balance	Depreciation	plant and	plant and
			equipment	equipment
Description			2007	2006
	ThCh$	ThCh$	ThCh$	ThCh$

Land	(499,238)	-	(499,238)	(543,569)
Building and improvements	(777,477)	(4,379,586)	(5,157,063)	(5,216,255)
Machinery and equipment	(48,684)	15,654,806	15,606,122	15,706,123

Total	(1,325,399)	11,275,220	9,949,821	9,946,299

Depreciation of the technical reappraisal surplus amounted to ThCh$(52,694) and ThCh$(52,119) for 2007 and 2006, respectively.
Gross property, plant and equipment includes assets that have been fully depreciated in the amount of ThCh$1,505,419,097 in 2007 and ThCh$1,359,708,348 in 2006, which include ThCh$15,273,975 and ThCh$13,529,582, respectively, from the reappraisals mentioned in Circular No. 550.

11. Investments in related companies:

The detail of investments in related companies is as follows:

Taxpayer No.	Company	Country of origin	Currency controlling the investment	Number of shares	Percentage participation		Equity of the companies

					2007%	2006%	2007 ThCh$	2006 ThCh$

Foreign	TBS Celular Participación S.A. (1) (2)	Brazil	Dollar	48,950,000	2.61	2.61	145,924,450	159,753,294
96,895,220-K	Atento Chile S.A. (2)	Chile	Pesos	3,209,204	28.84	28.84	18,369,769	17,045,510

Taxpayer No.	Company	Net income (loss) of the companies		Equity in income (loss) of the investment		Investment value		Investment book value

		2007	2006	2007	2006	2007	2006	2007	2006

		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A. (1) (2)	720,212	(1,293,038)	18,798	(33,748)	3,808,628	4,169,561	3,808,628	4,169,561
96,895,220-K	Atento Chile S.A. (2)	4,606,688	5,016,587	1,328,568	1,446,783	5,297,842	4,915,925	5,297,842	4,915,925

	Total					9,106,470	9,085,486	9,106,470	9,085,486

(1) The company records its investment in TBS Celular Participación S.A. using the equity method since it exercises significant influence through the Telefónica group to which it belongs, as established in paragraph N° 4 of Circular No. 1,179 issued by the Superintendency of Securities and Insurance and ratified in Title II of Circular No. 1,697. Although Telefónica Chile only has a 2.61% direct participation in TBS Celular Participaciónes S.A., its Parent Company, Telefónica S.A., Spain, directly and indirectly has a percentage exceeding 20% ownership of the capital stock of that Company.

(2) As of September 30, 2007, the value of the investment was recognized on the basis of the unaudited financial statements.

As of the date of these financial statements, there are no liabilities for hedge instruments assigned to foreign investments.

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

12. Goodwill:

The detail of goodwill is as follows:

			2007		2006
Taxpayer No.	Company	Year	Amount	Balance of	Amount	Balance of
		of	amortized	Goodwill	amortized	Goodwill
		origin	in the year		in the year
			ThCh$	ThCh$	ThCh$	ThCh$

Foreign	TBS Celular Participación S.A.	2001	149,698	1,538,060	149,698	2,517,991
96,551,670-0	Telefónica Larga Distancia S.A.	1998	923,575	13,651,943	923,575	14,886,758
78,703,410-1	Telefónica Multimedia Chile S.A. (1)	1998	-	-	797,046	-
96,834,320-3	Telefónica Internet Empresas S.A.(2)	1999	75,481	328,192	75,481	429,110

	Total		1,148,754	15,518,195	1,945,800	17,833,859

(1) As indicated in Note 2d) No. 1, on January 26, 2006 the Board of Directors of Telefónica Internet Empresas S.A. agreed to sell the shares of Telefónica Multimedia Chile S.A. (formerly Tecnonáutica S.A.) to Telefónica Chile S.A. This sale was performed at book value, not taking into consideration in the price the amount corresponding to goodwill,, which meant recognizing in results (in an extraordinary manner) the amortization of the balance of goodwill as of that date.

(2) On January 27, 2006 Telefónica Empresas CTC Chile sold to Telefónica Chile S.A. 215,099 shares at ThCh$1,468,683 (historical), which corresponded to its participation in this company.

On January 26 CTC Equipos y Servicios de Telecomunicaciones sold to Telefónica Chile S.A. 16 shares at ThCh$132 (historical), which corresponded to its participation in this company.

Goodwill amortization periods have been determined taking into account aspects such as the nature and characteristics of the business and estimated period of return on investment.

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

13. Intangibles:

The detail of intangibles is as follows:

Description	2007	2006
	ThCh$	ThCh$

Underwater cable rights (gross)	24,878,004	24,887,226
Accumulated amortization, previous exercises	(4,543,453)	(3,311,700)
Amortization for the period	(950,631)	(941,101)
Licenses (Software) (gross)	16,377,564	15,107,247
Accumulated amortization, previous exercises	(9,030,282)	(5,404,985)
Amortization for the period	(3,331,513)	(2,631,566)

Total Net Intangibles	23,399,689	27,705,121

14. Other non-current assets:

The detail of other non-current assets is as follows:

Description	2007	2006
	ThCh$	ThCh$

Deferred issuance cost for obtaining external financing (note 8(2)) (1)	532,011	844,135
Deferred union contract bonus (note 8(1))	2,050,634	1,734,268
Bond issue expenses (note 25)	607,576	756,948
Bond discount (note 25)	993,647	1,236,967
Securities deposits	138,367	124,553
Deferred charge due to change in actuarial estimations (note 8(3)) (2)	7,400,895	8,609,164
Deferred staff severance indemnities (3)	3,917,988	4,507,653
Other	-	193,707

Total	15,641,118	18,007,395

(1) This amount corresponds to the cost (net of amortizations) of the disbursements incurred for foreign loans obtained by the Company to finance its investment plan. The short-term portion is presented under Other Current Assets (Note 8).

(2) With the implementation of new contractual conditions derived from the organizational changes in the Company, there have been a series of studies that allowed, with primary effect in 2004, the modification in the calculation basis for staff severance indemnities of the variable for future service life of employees. After concluding these studies, in 2005, other changes in estimates were incorporated, such as personnel fluctuation rate, mortality of employees and future salary increases for the year 2006, which includes the rate mentioned in Note 2 (s) for 2006, all determined on the basis of actuarial calculations, as established in Technical Bulletin No. 8 of the Chilean Association of Accountants. The short-term portion is recorded under Other Current Assets (Note 8)

The difference generated as a result of changes in the actuarial estimates constitutes actuarial gains or losses, which are deferred and amortized over the estimated average remaining future service life of the employees that will receive the benefit (see Note 2s).

(3) In conformity with the union agreements between the Company and its employees, loans were granted to employees, the amounts and conditions of which were based on, among other considerations, the accrued balances of staff severance indemnities at the date of the grant. The short-term portion is recorded under Other Current Assets (Note 8)

The staff severance indemnities provision has been recorded in part at its current value, deferring and amortizing this effect over the years of average remaining future service life of employees that subscribe to the benefit. The loan is presented under Other Long-term Receivables.

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

15. Short-term obligations with banks and financial institutions:

The detail of short-term obligations with banks and financial institutions is as follows:

		US$		U.F.		TOTAL

Taxp.No.	Bank or financial institution	2007	2006	2007	2006	2007	2006

		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	Current maturities of long-term debt

97,015,000-5	BANCO SANTANDER SANTIAGO	-	-	1,016,230	1,015,921	1,016,230	1,015,921
Foreign	CALYON NEW YORK BRANCH AND
	OTHERS	142,825	163,025	-	-	142,825	163,025
97,008,000-7	CITIBANK (2)	628,046	702,864	-	-	628,046	702,864
Foreign	BBVA BANCOMER AND OTHERS	703,420	838,547	-	-	703,420	838,547

	Total	1,474,291	1,704,436	1,016,230	1,015,921	2,490,521	2,720,357

	Outstanding principal	-	-	-	-	-	-

	Average annual interest rate	5.64%	5.76%	3.18%	3.16%	5.19%	5.25%

Percentage of obligations in foreign currency :	59.20 % for 2007 and 62.65 % for 2006
Percentage of obligations in local currency :	40.80 % for 2007 and 37.35 % for 2006

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

16. Long-term obligations with banks and financial institutions

Long-term obligations with banks and financial institutions:

Taxp.No.	Bank or financial institution	Currency or Indexation Index	Years to maturity for long-term portion			Long-term portion as of September 30,2007	Average annual interest rate	Long-term portion as of September 30,2006

			1 to 2	2 to 3	3 to 5

			ThCh$	ThCh$	ThCh$	ThCh$	%	ThCh$
	LOANS IN DOLLARS
Foreign	CALYON NEW YORK BRANCH AND OTHERS (1)	US$	-	102,246,000	-	102,246,000	Libor + 0.35%	112,443,185
Foreign	BBVA BANCOMER AND OTHERS (3)	US$	-	-	76,684,500	76,684,500	Libor + .334%	84,332,388
97,008,000-7	BANCO CITIBANK (2)	US$	76,684,500	-	-	76,684,500	Libor + 0.31%	84,332,388

	SUBTOTAL		76,684,500	102,246,000	76,684,500	255,615,000	5.64%	281,107,961

	LOANS IN UNIDADES DE FOMENTO
97,015,000-5	BANCO SANTANDER SANTIAGO (4)	UF	-	68,181,132	-	68,181,132	Tab 360+0.325%	68,484,007

	SUBTOTAL		-	68,181,132	-	68,181,132	3.18%	68,484,007

	TOTAL		76,684,500	170,427,132	76,684,500	323,796,132	5.12%	349,591,968

Percentage of obligations in foreign currency :	78.94 % for 2007 and 80.41 % for 2006
Percentage of obligations in local currency :	21.06 % for 2007 and 19.59 % for 2006

(1) In December 2004, the Company renegotiated this loan, extending its due date from February and August 2005 to December 2009; in addition, the Company changed the agent bank, which until then had been Bilbao Viscaya Argentaria Bank. (2) In May 2005, the Company renegotiated this loan, extending its due date from April 2006 and April 2007 to December 2008; in addition, the Companychaned the agent bank, which until then had been the ABN Amro Bank.

(3) In November 2005, the Company renegotiated this loan, extending its due date from April 2006, April 2007 and April 2008 to June 2011; in addition, the Company changed the agent bank, which until then had been the ABN Amro Bank.

(4) In April 2005, the Company renegotiated this loan, which allowed it to extend the due date from April 2008 to April 2010. In February 2007 the interest rate was changed from 0.45% to 0.325% .

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

17. Bonds and promissory notes payable:

a) Promissory notes:

On January 27, 2003 and May 12, 2004, Telefónica Chile registered a series of promissory notes in the securities registry, the inspection numbers of which are 005 and 015, respectively. The maximum amount of each line is ThCh$35,000,000, and placements charged to this line may not exceed that amount. The term of each line will be 10 years from the date of registration with the Superintendency of Securities and Insurance. The interest rate will be defined upon each issuance of these promissory notes.

On March 21, 2006, a Series I placement of the same type of instrument was made for ThCh$12,000,000, maturing on December 6, 2006. The placement agent was Inversiones Boston Corredores de Bolsa.

The details of these transactions are described below:

Registration or identification number of the instrument	Series	Current nominal amount placed ThCh$	Bond readjustment unit ThCh$	Interes t rate %	Final Maturity	Accounting value		Placement in Chile or abroad

						2007 ThCh$	2006 ThCh$

Short-term
promissory note

015	I	12,000,000	Ch$ non-adjustable	0.4800	Dec 06, 2006	-	12,433,488	Chile

				Total		-	12,433,488

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

17. Bonds and Commercial Papers Payable, continued: b) Bonds

The detail of bonds issued, classified as short and long-term, is as follows:

Registration number or identification of the instrument	Series	Nominal Amount of issue	Readjustment unit for bond	Nominal annualinterest rate	Final maturity	Frequency		Par value		Placement in Chile or abroad

						Interest payment	Amortizations	2007 ThCh$	2006 ThCh$

Short-term portion of long-term bonds
143,27,06,91	F	71,429	U.F.	6.000	Apr, 2016	Semi-annual	Semi-annual	1,704,052	1,755,310	Chile
281,20,12,01	L (1)	-	U.F.	3.750	Oct, 2012	Semi-annual	Maturity	920,409	942,382	Chile

							Total	2,624,461	2,697,692

Long-term bonds
143,27,06,91	F	571,429	U.F.	6.000	Apr, 2016	Semi-annual	Semi-annual	10,959,393	12,384,097	Chile
281,20,12,01	L (1)	3,000,000	U.F.	3.750	Oct, 2012	Semi-annual	Maturity	57,536,820	57,792,411	Chile

							Total	68,496,213	70,176,508

(1) On March 29, 2006, the Company placed bonds in the local market for a nominal amount of UF3,000,000 equivalent to US$102.1 million (historical) of a series denominated L, which is composed of 6,000 bonds with a value of UF 500 each.

These bonds mature in one installment on October 25, 2012. The annual interest rate amounts to UF + 3.75% and interest is paid semi-annually. There is a redemption option as of October 25, 2007.

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

18. Accruals and Write-offs:

The detail of accruals shown in liabilities is as follows:

		2007	2006
		ThCh$	ThCh$

Current
Staff severance indemnities		1,983,028	451,789
Vacation		3,359,115	4,507,713
Other employee benefits (1)		5,810,557	6,877,974
Employee benefit advances		(2,874,064)	(2,140,889)

	Sub-Total	8,278,636	9,696,587

Long-term
Staff severance indemnities		35,439,686	36,941,648

	Total	43,718,322	46,638,235

(1) Includes provisions as per current union agreement.

During the period, there were bad debt write-offs of ThCh$6,468,303 in 2007 and ThCh$2,739,453 in 2006, which were charged against the respective allowance for doubtful accounts.

19. Staff severance indemnities:

The detail of the charge to income for staff severance indemnities is as follows:

	2007	2006
	ThCh$	ThCh$

Beginning balance (historical values) (1)	35,988,274	37,690,095
Payments for the period	(1,997,976)	(5,898,615)
Changes in actuarial hypotheses	-	2,928,596
Provision increase	3,432,416	2,673,361

Total	37,422,714	37,393,437

(1) Restatement for comparison purposes.

20. Minority interest:

Minority interest recognizes the portion of equity and net income of subsidiaries owned by third parties. The detail for 2007 and 2006 is as follows:

	Percentage		Participation in equity		Participation in net income (loss)
	Minority
Subsidiaries	Interest
	2007	2006	2007	2006	2007	2006
	%	%	ThCh$	ThCh$	ThCh$	ThCh$

Instituto Telefónica Chile S.A.	-	20.00	-	7,155	-	(44.718)
Telefónica Larga Distancia S.A.	0.13	0.82	219,440	1,289,278	17,625	103.087
Fundación Telefónica Chile	50.00	50.00	(126,782)	(36,724)	(312,086)	(326,369)
Telefónica Gestión Servicios Compartidos de Chile S.A.	0.001	0.001	14	17	(1)	2

	Totales		92,672	1,259,726	(294,462)	(267,998)

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

21. Shareholders’ equity

During the 2007 and 2006, changes to shareholders’ equity accounts are as follows:

	Paid-in	Reserve equity	Other	Retained	Net	Interim	Total
	capital	indexation	reserves	earnings	income	dividend	shareholders´
							equity

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
2007

Balances as of December 31, 2006	890,894,953	-	(3,000,511)	-	23,353,046	(10,486,613)	900,760,875
Transfer of 2006 income to retained earnings	-	-	-	23,353,046	(23,353,046)	-	-
Cumulative translation adjustment	-	-	(492,779)	-	-	-	(492,779)
Capital decrease	(48,815,012)	-	-	-	-	-	(48,815,012)
Absorption of interim dividends	-	-	-	(10,486,613)	-	10,486,613	-
2006 final dividends	-	-	-	(12,866,433)	-	-	(12,866,433)
Price-level restatement, net	-	43,287,782	(118,227)	-	-	-	43,169,555
Other reserves	-	-	682,346	-	-	-	682,346
Net income	-	-	-	-	9,948,035	-	9,948,035

Balances as of September 30, 2007	842,079,941	43,287,782	(2,929,171)	-	9,948,035	-	892,386,587

2006

Balances as of December 31, 2005	912,692,729	-	(1,751,241)	-	25,183,320	(10,549,786)	925,575,022
Transfer of 2005 income to retained earnings	-	-	-	25,183,320	(25,183,320)	-	-
Cumulative translation adjustment	-	-	134,548	-	-	-	134,548
Capital decrease	(40,200,514)	-	-	-	-	-	(40,200,514)
Absorption of interim dividends	-	-	-	(10,528,728)	-	10,528,728	-
2005 final dividends	-	-	-	(14,654,592)	-	-	(14,654,592)
Price-level restatement, net	-	21,892,706	(43,781)	-	-	21,058	21,869,983
Other reserves	-	-	(679,178)	-	-	-	(679,178)
Net income	-	-	-	-	19,748,132	-	19,748,132

Balances as of September 30, 2006	872,492,215	21,892,706	(2,339,652)	-	19,748,132	-	911,793,401

Restated balances as of September 30, 2007	913,410,826	22,919,442	(2,449,378)	-	20,674,291	-	954,555,181

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

21. Shareholders’ Equity, continued:

(a) Paid-in capital:

As of September 30, 2007 the Company’s paid-in capital is as follows:

Number of shares:

	No. of subscribed	No. of paid	No. of shares with
Series	shares	shares	voting rights

A	873,995,447	873,995,447	873,995,447
B	83,161,638	83,161,638	83,161,638

Paid-in capital:

	Subscribed	Paid-in
Series	Capital	Capital
	ThCh$	ThCh$

A	768,916,666	768,916,666
B	73,163,275	73,163,275

(b) Shareholder distribution:

As indicated in SVS Circular No.792, the stratification of shareholders by percentage of ownership in the Company as of September 30, 2007 is as follows:

	Percentage of Total	Number of
	holdings	shareholders
Type of shareholder	%

10% holding or more	60.15	2
Less than 10% holding:	39.10	1,397
Investment equal to or exceeding UF 200
Investment under UF 200	0.75	10,796

Total	100.00	12,195

Controlling company	44.90	1

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

21. Shareholders’ Equity, continued:

(c) Dividends:

i) Dividend policy:

In accordance with Law No.18,046, unless otherwise decided at the Shareholders Meeting by unanimous vote of the outstanding shares, when there is net income, at least 30% must be allocated in dividend payments.

Taking into consideration the cash situation, the levels of projected investment and the solid financial indicators for 2005 and future years, on April 14, 2005, the Ordinary Shareholders’ Meeting modified the dividend distribution policy reported at the Ordinary Shareholders’ Meeting of April 2004, and agreed to distribute 100% of net income generated during the respective year by means of an interim dividend in November of each year and a final dividend in May of the following year.

ii) Dividend distributed:

On April 20, 2006, the Company modified its bylaws in order to perform a capital decrease in the amount of ThCh$40,200,514 (historical), for the purpose of distributing additional cash to the shareholders in 2006. That distribution was equivalent to Ch$42 per share and Ch$168 per ADR.

On October 26, 2006, the Board of Directors agreed to pay interim dividend No. 172, in the amount of ThCh$ 10,528,728 (historical), equivalent to Ch$11 per share.

On April 13, 2007, the Extraordinary Shareholders’ Meeting approved payment of final dividend No. 173, in the amount of ThCh$12,866,433 (historical), equivalent to Ch$13.44234 per share, charged to 2006 net income. The dividend was paid on May 15, 2007.

In addition, the Extraordinary Shareholders’ Meeting held on April 13, 2007, approved modification of the Company’s bylaws in order to carry out a capital decrease in the amount of ThCh$48,815,012 (historical), for the purpose of distributing additional cash to the shareholders in 2007. That capital distribution was equivalent to Ch$51 per share.

(d) Other reserves:

Other Reserves include the participation of the reserve established by Telefónica Larga Distancia S.A. for the acquisition of the shares of dissident minority shareholders and the net effect of the adjustment for conversion differences as established in Technical Bulletin No. 64 of the Chilean Association of Accountants, the detail of which is as follows:

		Amount

		December 31,			Balance as of
	Company	2006	Price-level		September 30,
			restatement	Net Movement	2007
		ThCh$	ThCh$	ThCh$	ThCh$

96,551,670-0	Telefónica Larga Distancia S.A.	(682,346)	-	682,346	-
Foreign	TBS Celular Participación S.A.	(2,318,165)	(118,227)	(492,779)	(2,929,171)

	Total	(3,000,511)	(118,227)	189,567	(2,929,171)

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

22. Other Non-Operating Income and Expenses:

(a) Other non-operating income:

The detail of other non-operating income is as follows:

Other Income	2007	2006
	ThCh$	ThCh$

Administrative services	1,131,066	180,585
Fines levied on suppliers and indemnities	38	131,763
Proceeds from sale of used equipment	1,908,859	570,106
Real estate rental	-	356,178
Other	648,605	108,230

Total	3,688,568	1,346,862

(b) Other non-operating expenses:

The detail of other non-operating expenses is as follows:

Other Expenses	2007	2006
	ThCh$	ThCh$

Lawsuit and other provisions	5,003,209	1,439,008
Removal of property, plant and equipment that is out of service	1,162,095	698,270
Depreciation of out of service property, plant and equipment (2)	-	921,032
Restructuring costs (1)	1,449,447	9,772,180
Extraordinary payment to contractors	484,736	-
Other	1,039,589	156,541

Total	9,139,076	12,987,031

(1) Corresponds mainly to payments made to employees on the basis of the Early Retirement Plan.
(2) As of September 2006 this heading is mainly composed of depreciation of telephone equipment maintained in stock for replacements.

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

23. Price-level restatement:

The detail of price-level restatement is as follows:

Assets (Charges) Credits	Indexation	2007 ThCh$	2006 ThCh$

Inventory	C.P.I.	76,077	26,824
Prepaid expenses	C.P.I.	-	(1,314)
Prepaid expenses	U.F.	-	28,102
Other current assets	C.P.I.	-	158,505
Other current assets	U.F.	1,235,396	93,113
Short and long-term deferred taxes	C.P.I.	5,214,477	2,996,302
Property, plant and equipment	C.P.I.	65,525,857	35,097,564
Investments in related companies	C.P.I.	381,236	186,215
Goodwill	C.P.I.	846,606	463,089
Long-term receivables	C.P.I.	1,442	(323,339)
Long-term receivables	U.F.	35,468	189,245
Other long-term assets	C.P.I.	1,003,787	700,430
Other long-term assets	U.F.	24,463	(104,662)
Expense accounts	C.P.I.	13,138,677	6,484,796

Total Credits		87,483,486	45,994,870

Liabilities – Shareholders’ Equity (Charges) Credits	Indexation	2007 ThCh$	2006 ThCh$

Short-term obligations	C.P.I.	(54,249)	-
Short-term obligations	U.F.	(458,840)	(175,480)
Long-term obligations	C.P.I.	11,679	(29,844)
Long-term obligations	U.F.	(21,039,445)	(9,972,511)
Shareholders’ equity	C.P.I.	(43,169,555)	(22,895,653)
Revenue accounts	C.P.I.	(19,507,123)	(9,959,167)

Total (Charges)		(84,217,533)	(43,032,655)

Price-level restatement, net		3,265,953	2,962,215

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

24. Foreign currency translation:

The detail of the gain on foreign currency translation is as follows:

Assets (Charges) Credits	Currency	2007 ThCh$	2006 ThCh$

Current assets	US$	(153,244)	4,182,527
Current assets	EURO	(31,994)	1,645
Current assets	REAL	193,569	145,169
Long-term receivables	US$	609,700	1,478,100
Other long-term assets	US$	-	(891)

Total Credits		618,031	5,806,550

Liabilities (Charges) Credits	Currency	2007 ThCh$	2006 ThCh$

Short-term obligations	US$	112,808	(2,357,269)
Short-term obligations	EURO	19,825	991
Short-term obligations	REAL	(33,550)	85,877
Short-term obligations	JPY	(105)	-
Long-term obligations	US$	(1,196,649)	(3,202,872)

Total (Charges)		(1,097,671)	(5,473,273)

Foreign currency translation, net		(479,640)	333,277

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

25. Expenses from issuance and placement of shares and debt:

The detail of this item is as follows:

		Short-term		Long-term

		2007	2006	2007	2006
		ThCh$	ThCh$	ThCh$	ThCh$

Bond issuance expenses		132,946	135,769	607,576	756,948
Discount on debt		237,848	243,189	993,647	1,236,96
Disbursements on the placement of promissory notes		-	17,960	-	-

	Total	370,794	396,918	1,601,223	1,993,915

The corresponding items are classified as Other Current Assets and Other Long-term Assets, as applicable, and are amortized over the term of the respective obligations.

26. Cash flows:

Financing and investing activities that do not generate cash flows during the period, but which generate future cash flows are as follows:

a) Financing activities: Financing activities that generate future cash flows are as follows:
       Obligations with banks and financial institutions         - Notes 15 and 16
       Obligations with the public                                          - Note 17

b) Investing activities: Investing activities that generate future cash flows are as follows:

	Maturity	ThCh$

BCD	2008	3,460,274

c) Cash and cash equivalents:

	2007	2006
	ThCh$	ThCh$

Cash	8,348,899	10,741,652
Time deposits	48,244,497	9,777,794
Other current assets	7,303,184	3,874,244

Total	63,896,580	24,393,690

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

27. Derivative Contracts:

The detail of derivative contracts is as follows:

Type of Derivative	Type of Contract	Description of Contract						Value of Hedged Item ThCh$	Affected Accounts

		Contract Value	Maturity	Specific Item	Purchase Sale Position	Hedged Item or Transaction			Asset/Liability		Effect on Income

						Name	Amount		Name	Amount	Realized ThCh$	Unrelized ThCh$

S	CCPE	150,000,000	III Quarter 2008	Exchange rate	C	Oblig,in US$	150,000,000	76,648,500	asset	76,969,077	(6,237,553)	-
									liabilities	(94,852,357)
S	CCPE	200,000,000	II Quarter 2009	Exchange rate	C	Oblig,in US$	200,000,000	102,246,000	asset	102,285,865	(8,857,054)	-
									liabilities	(126,343,313)
S	CCPE	150,000,000	II Quarter 2011	Exchange rate	C	Oblig,in US$	150,000,000	76,684,500	asset	76,899,314	(6,650,993)	-
									liabilities	(88,187,169)
FR	CI	7,000,000	IV Quarter 2007	Exchange rate	C	-	-	-	asset	3,590,230	11,572	-
									liabilities	(3,578,658)
FR	CI	2,913,614	IV Quarter 2007	Exchange rate	C	-	-	-	asset	1,489,527	(23,999)	-
									liabilities	(1,513,526)
FR	CI	3,449,508	IV Quarter 2007	Exchange rate	C	-	-	-	asset	963,655	142,887	-
									liabilities	(820,767)
FR	CI	641,546	I Quarter 2008	Exchange rate	C	-	-	-	asset	179,222	26,637	-
									liabilities	(152,585)

Exchange forward contracts expensed during the period ( net )											(97,116)	-

				TOTAL							(21,685,619)	-

Type of derivates :	FR: Forwad	Type of Contract:	CCPE: Hedge contract for existing transactions

	S : Swap		CI: Investment hedge contract

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

28. Contingencies and commitments:

a) Lawsuits against the Government:

i) On October 31, 2001,Telefónica Chile filed an administrative motion before the Ministry of Transport and Telecommunications and the Ministry of Economy, requesting correction of the errors and illegalities in Rate Decree No. 187 of 1999. On January 29, 2002, the Ministries issued a joint response rejecting the attempted administrative recourse determining that it had “carefully evaluated the viability and timeliness of the petition made, taking into consideration the set of concurring circumstances set forth in the motion together with the prudence that must orient public actions,” adding that the rejection “had no other motivation apart from protecting the general interest and progress of the telecommunications services”.

After administrative attempts to correct the errors and illegalities involved in the tariff setting process of 1999 came to the end discussed above, in March 2002, Telefónica Chile filed a lawsuit against the State of Chile, claiming damages of ThCh$ 181,038,411, plus readjustments and interest, which covers past and future damages through May 2004. The lawsuit is currently awaiting judgment.

ii) Telefónica Chile and Telefónica Larga Distancia filed an indemnity lawsuit against the Government of Chile, claiming damages stemming from the modifications to telecommunications networks as a result of related to work performed on highways by concessionaires from 1996 to 2000.

The Government forced both companies to pay for the transfer of their communications networks due to the construction of public works by concession under the Concessions Law, and the related damages amount to:

a.- Compañía de Telecomunicaciones de Chile S.A.: ThCh$1,929,207
b.- Telefónica Larga Distancia S.A.: ThCh$ 2,865,209

The process is currently in the final judgement stage.

b) Lawsuits:

(i) Voissnet Accusation:

On March 14, 2005, Telefónica Chile responded to the Voissnet complaint filed before the Antitrust Commission for alleged events that in its opinion attempted against free competitions, against development and growth of Internet technology, fundamentally broadband telephony, and access to broadband, by establishing the prohibition to carry voice through the broadband service for access to Internet provided by Telefónica Chile. Voissnet intends for the TDLC to force Telefónica Chile to allow third parties to provide IP telephony through Internet over its ADSL.

On October 26, 2006, the Company was notified of the sentence dictated by the Antitrust Commission, which partially accepted the complaint filed by Voissnet S.A. and the requirement of the National Economic Attorney General’s Office, and fined Telefónica Chile 1,500 Annual Tax Units.

On July 4, 2007, the Supreme Court dictated sentence on the complaint filed by Telefónica Chile, against the sentence of the Antitrust Commission which partially accepted the complaint filed by Voissnet and the requirement of the National Economic Attorney General’s Office (“Fiscalía Nacional Económica”).

The sentence handed down by the Supreme Court reduced the fine from 1,500 to 556 UTA, eliminated whereas clauses 72 to 81 of the sentence of the TDLC, which would allow Voissnet to act without a concession and left in force the whereas clauses that declare that broadband is an unregulated service that does not require concession.

28. Contingencies and restrictions, continued:

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

(ii) New Voissnet Complaint:

On July 12, 2007 Voissnet filed a complaint before the Antitrust Commission (TDLC) against Telefónica Chile for alleged cross subsidy in the joint commercialization of its broadband and fixed telephony services, taking advantage of its dominant position in those markets. Telefónica Chile was notified of this complaint on August 20, 2007.

In response, Telefónica Chile requested that the complaint be rejected and that the costs be absorbed by Voissnet, since the packaged voice and broadband offers are due to a competitive dynamic, and the Company has not partaken in monopolistic practices.

After the discussion stage is completed, the Court should dictate the resolution establishing the evidence that must be provided.

(iii) Complaint filed by VTR Telefónica S.A.:

On June 30, 2000, VTR Telefónica S.A. filed a plenary suit requesting payment of Ch$2,204 million plus sums accrued during the suit to cover access charges for the use of its networks. VTR bases its complaint on the differences that occurred as a result of the reduction of access charge tariffs after Tariff Decree No. 187 came into effect. Telefónica Chile responded to the complaint by arguing that the tariffs for access charges that both parties must pay for the reciprocal use of their networks are regulated under a contract signed with VTR. VTR, however, does not recognize the validity of this contract. VTR’s complaint has been accepted and the requested compensation has been ordered. The Company filed an appeal for annulment which is currently pending before the Court of Appeals of Santiago.

In connection with the above proceeding, two additional judicial proceedings are underway The first was filed by VTR before Subtel in 2002 for alleged non-payment of invoices for access charges set by D.S. 26. VTR has requested that Telefónica Chile be forced to pay such invoices and pay the fines imposed by the General Telecommunications Laws. That case has been suspended by order of the Minister until a judgment is issued in the judicial proceeding filed by VTR in 2000. The second proceeding underway was filed by Telefónica Chile on June 6, 2003, for VTR’s non-payment of access charges in accordance with the contract signed between the parties. That case has been suspended until a judgment is provided in the first of the aforementioned lawsuits.

In turn, on December 21, 2005, Telefónica Chile sued VTR for non-payment of automatic reversal of charges service (800 service), in the amount of Ch$1,500 million, plus sums accrued during the course of the trial. Based on the same argument, VTR filed a countersuit in the amount of Ch$1,200 million. The judicial process is currently in the first phase.

28. Contingencies and restrictions, continued:

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

(iv) Manquehue Net:

On June 24, 2003, Telefónica Chile filed a lawsuit against Manquehue Net, to be heard by the mixed arbitrator Mr. Victor Vial del Río, requesting economic compensation for breach of contract in the amount of ThCh$3,647,689, in addition to the sums accrued during the proceeding. and requesting that Manquehue Net be forced to comply with the terms of the contract. Likewise, and on the same date, Manquehue Net filed a complaint regarding compliance with discounts (in the amount of UF 107,000), in addition to an obligation to perform complaint (signing of 700 service contract). On June 5, 2004, following the evidence presentation stage, the arbitrator summoned the parties to hear sentencing.

On April 11, 2005, the Court issued the sentence for the first phase, in which it accepted the complaint filed by Telefónica Chile, condemning Manquehue Net to pay approximately Ch$ 452 million, and at the same time the Court accepted the complaint filed by Manquehue Net, condemning Telefónica Chile to pay UF 47,600.

Telefónica Chile filed an appeal for annulment, which is currently pending before the Court of Appeals of Santiago.

(v) Chilectra and CGE:

In June 2006, Telefónica Chile filed complaints against Chilectra S.A. and Río Maipo (currently CGE Distribución), in which it requests a readjusted refund of the Reimbursable Financial Contributions (AFR) (“Aportes Financieros Reembolsables”) made by the Company between 1992 and 1998, in relation to the Electrical Law. The restitution amounts claimed are ThCh$899,658 and ThCh$117,350, respectively. The parties have recently been noticed and the lawsuit is proceeding through the initial stages.

(vi) Protection Motion:

On June 28, 2006 television channels UCTV and TVN filed a petition for protection against Telefónica Chile requesting suspension of the inclusion of such signals in the Digital Television Plan. On June 30th, the Court of Appeals declared the petition inadmissible. The decision was confirmed on July 4, 2006, when the motion for reversal was rejected.

The complaint filed before the Supreme Court by the television channels was declared inadmissible on July 13, 2006.

(vii) Labor lawsuits:

In the course of normal operations, labor lawsuits have been filed against the Company.

To date, there are labor proceedings, among others, involving former employees, who claim wrongful dismissal. These employees did not sign termination releases or receive staff severance indemnities. On various past occasions, the Supreme Court has reviewed the judgments handed down on the matter, accepting the argument of the Company and ratifying the validity of the terminations.

There are, in addition, other lawsuits involving former employees, whose staff severance indemnities have been paid and their termination releases signed, and who, in spite of having chosen voluntary retirement plans or having been terminated due to company needs, intend to have the terminations voided. To date, two of these lawsuits have resulted in favorable judgments for the Company, rejecting the annulments.

28. Contingencies and restrictions, continued:

Certain unions have filed complaints before the Santiago Labor Courts, requesting damage payments for various reasons.

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

Management and their internal and external legal counsel periodically monitor the evolution of the lawsuits and contingencies affecting the Company in the normal course of its operations, analyzing in each case the possible effect on the financial statements. Based on this analysis and on the information available to date, Management and their legal counsel believe that it is unlikely that the Company’s income and equity will be significantly affected by a loss contingency representing significant liabilities in excess of those already recorded in the financial statements.

(c) Financial restrictions

In order to develop its investment plans, the Company has obtained financing both in the domestic market and abroad (notes 15, 16 and 17) which establish, among other things: clauses on the maximum debt the Company may maintain. The maximum debt ratio is 1.60.

Non-compliance with these clauses implies that all the obligations assumed in these financing contracts would be considered due and payable.

As of September 30, 2007, the Company complies with all financial restrictions.

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

29. Third party guarantees:

The Company has not received any guarantees from third parties.

30. Local and Foreign Currency:

A summary of the assets in local and foreign currency is as follows:

Description	Currency	2007	2006
		ThCh$	ThCh$

Total current assets:		324,452,864	294,578,942
Cash	Non-indexed Ch$	7,935,388	6,198,019
	US$	356,148	4,494,040
	Euros	57,363	49,593
Time deposits	Indexed Ch$	324,230	316,976
	Non-indexed Ch$	45,072,613	5,036,666
	US$	2,847,654	4,424,152
Marketable securities	Indexed Ch$	3,460,274	2,030,789
	US$	-	14,919,873
Notes and accounts receivable (1)	Indexed Ch$	-	16,848
	Non-indexed Ch$	180,428,289	192,110,024
	US$	8,481,179	6,984,601
	Euros	53,393	21,386
Accounts receivable from related companies	Non-indexed Ch$	10,012,682	13,473,398
	US$	7,974,712	4,389,418
Other current assets (2)	Indexed Ch$	17,753,738	13,174,406
	Non-indexed Ch$	39,495,747	26,807,146
	US$	23,950	55,182
	Reales	175,504	76,425
Total property, plant and equipment :		1,243,301,499	1,313,231,436
Property, plant and equipment and accumulated	Indexed Ch$
Depreciation		1,243,301,499	1,313,231,436
Total other long-term assets		77,321,314	85,088,600
Investment in related companies	Indexed Ch$	9,106,470	9,085,486
Investment in other companies	Indexed Ch$	4,392	4,392
Goodwill	Indexed Ch$	15,518,195	17,833,859
Other long-term assets (3)	Indexed Ch$	32,995,396	36,146,971
	Non-indexed Ch$	19,696,861	21,960,541
	US$	-	57,351

Total assets		1,645,075,677	1,692,898,978

Subtotal by currency	Indexed Ch$	1,322,464,194	1,391,841,163
	Non-indexed Ch$	302,641,580	265,585,794
	US$	19,683,643	35,324,617
	Euros	110,756	70,979
	Reales	175,504	76,425

(1)	Includes the following balance sheet accounts: Trade Accounts Receivable, Notes Receivable and Miscellaneous Accounts Receivable.
(2)	Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.
(3)	Includes the following balance sheet accounts: Long-term Debtors, Intangibles, Accumulated amortization and Others.

(Translation of financial statements originally issued in Spanish – See Note 2b)
Notes to the Consolidated Financial Statements, continued

30. Local and, Currency Foreign continued:

A summary of the current liabilities in local and foreign currency is as follows:

			Up to 90 days				90 days up to 1 year

		2007		2006		2007		2006

Description	Currency		Average		Average		Average		Average
		Amount	annual	Amount	annual	Amount	annual	Amount	annual
		ThCh$	interest	ThCh$	interest	ThCh$	interest	ThCh$	interest
			%		%		%		%

Short-term portion of obligations with banks and financial institutions	Indexed Ch$	1,016,230	3.18	1,015,921	3.16	-	-	-	-

	US$	1,474,291	5.64	1,704,436	5.76	-	-	-	-

Bonds and promissory notes payable (Promissory notes)	Non-indexed Ch$
		-	-	12,433,488	0.48	-	-	-	-

Bonds and promissory notes payable (Bonds payable)	Indexed Ch$	1,704,052	6.00	2,697,692	4.15	920,409	3.75	-	-

Long-term obligations maturing within a year
	Indexed Ch$	4,437	8.10	3,912	8.10	13,312	8.10	11,730	8.10

Accounts payable to related companies	Indexed Ch$	448,787
	Non-indexed Ch$	31,113,176	-	30,151,595	-	-	-	-	-
	US$	2,944,323	-	2,503,090	-	-	-	-	-

Other current liabilities (4)	Indexed Ch$	2,261,992	-	245,110	-	-	-	-	-
	Non-indexed Ch$	164,334,812	-	125,432,900	-	18,431,145	-	3,501,229	-
	US$	13,482,282	-	14,253,620	-	-	-	9,684	-
	Euros	45,731	-	161,411	-	-	-	-	-
	Yenes	2,298	-	-	-	-	-	-	-
	Reales	187,324	-	7,124	-	-		-	-

TOTAL CURRENT LIABILITIES		219,019,735		190,610,299		19,364,866	-	3,522,643

Subtotal by currency	Indexed Ch$	5,435,498		3,962,635		933,721		11,730
	Non-indexed Ch$	195,447,988		168,017,983		18,431,145		3,501,229
	US$	17,900,896		18,461,146		-		9,684
	Euros	45,731		161,411		-		-
	Yenes	2,298		-		-		-
	Reales	187,324		7,124		-		-

(4)	Includes the following balance sheet accounts: Dividends payable, Trade accounts payable, Notes payable, Miscellaneous accounts payable, Accruals, Withholdings, Income taxes, Unearned Income and Other current liabilities.

Management’s Discussion and Analysis of the Consolidated Financial Statements

30. Local and Foreign Currency, continued:

A summary of the long-term liabilities in local and foreign currency is as follows:

Description	Currency	1 to 3 years		3 to 5 years		5 to 10 years		over 10 years
		2007		2007		2007		2007

		Amount	Average	Amount	Average	Amount	Average	Amount	Average
			annual		annual		annual		annual
			interest		interest		interest		interest
			rate		rate		rate		rate

		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
LONG-TERM LIABILITIES

Obligation with banks and
financial institutions	Indexed Ch$	68,181,132	3.18	-	-	-	-	-	-
	US$	178,930,500	5.64	76,684,500	5.64	-	-	-	-
Bonds and promissory notes payable	Indexed Ch$	2,553,645	6.00	2,553,645	6.00	63,388,923	4.11	-
Other long-term liabilities (5)	Indexed Ch$	26,973,189	-	10,271,177	-	11,363,222	-	64,751,341
	Non-indexed Ch$
		552,548	-	433,990	-	1,171,366	-	6,402,639

TOTAL LONG-TERM
LIABILITIES		277,191,014		89,943,312		75,923,511		71,153,980

Subtotal by currency	Indexed Ch$	97,707,966		12,824,822		74,752,145		64,751,341
	Non-indexed Ch$	552,548		433,990		1,171,366		6,402,639
	US$	178,930,500		76,684,500		-		-

A summary of the long-term liabilities in local and foreign currency for 2006 is as follows :

Description	Currency	1 to 3 years		3 to 5 years		5 to 10 years		over 10 years
		2006		2006		2006		2006

		Amount	Average	Amount	Average	Amount	Average	Amount	Average
			annual		annual		annual		annual
			interest		interest		interest		interest
			rate		rate		rate		rate

		ThCh$	%	ThCh$	%	ThCh$	%	ThCh$	%
LONG-TERM LIABILITIES

Obligation with banks and
financial institutions	Indexed Ch$	-	-	68,484,007	3.16	-	-	-	-
	US$	196,775,573	5.74	84,332,388	5.80	-	-	-	-
Bonds and promissory notes payable	Indexed Ch$	2,607,178	6.00	2,607,178	6.00	64,962,152	4.15	-	-
Other long-term liabilities (5)	Indexed Ch$	41,830,935	-	14,767,180	-	23,766,148	-	32,983,040	-
	Non-indexed Ch$	1,077,555	-	400,086	-	1,000,214	-	7,357,495	-

TOTAL LONG-TERM
LIABILITIES		242,291,241		170,590,839		89,728,514		40,340,535

Subtotal by currency	Indexed Ch$	44,438,113		85,858,365		88,728,300		32,983,040
	Non-indexed Ch$	1,077,555		400,086		1,000,214		7,357,495
	US$	196,775,573		84,332,388		-		-

(5) Includes the following balance sheet accounts: Accounts payable to related companies, Miscellaneous accounts payable, Accruals, Deferred long-term taxes, Other long-term liabilities.

31. Sanctions:

Neither the Company nor its Directors and Managers have been sanctioned by the SVS or any other administrative authority during 2007 and 2006.

32. Subsequent events:

On October 24, 2007, the Board of Directors agreed to pay an interim dividend (No. 174) of Ch$6 per share, equivalent to ThCh$ 5,742,943, with a charge to net income produced by the Company as of September 30, 2007, which will be paid as of November 21, 2007.

Management is unaware of any other significant subsequent events that have occurred between October 1 and 24, 2007, that may affect the Company’s financial position or the interpretation of these consolidated financial statements.

33. Environment:

In the opinion of Management and the Company’s in-house legal counsel, because the nature of the Company’s operations do not directly or indirectly affect the environment, as of the closing date of these consolidated financial statements, no resources have been set aside nor have any payments been made for non-compliance with municipal ordinances or to other supervising organizations.

34. Time deposits:

The detail of time deposits is as follows:

			Principal ThCh$	Rate %		Principal ThCh$	Accrued	2007
Placement	Institution	Currency			Maturity		interest	ThCh$

29-Ago-07	BANCO CHILE	Ch$	4,700,000	6.12	22-Oct-07	4,700,000	25,568	4,725,568
30-Ago-07	BBVA	Ch$	2,100,000	6.12	22-Oct-07	2,100,000	11,067	2,111,067
30-Ago-07	BBVA	Ch$	1,500,000	6.12	11-Oct-07	1,500,000	7,905	1,507,905
31-Ago-07	BANCO CHILE	Ch$	4,100,000	6.06	01-Oct-07	4,100,000	20,704	4,120,704
06-Sep-07	HSBC	Ch$	2,200,000	6.06	12-Oct-07	2,200,000	8,888	2,208,888
11-Sep-07	CORPBANCA	Ch$	6,700,000	6.24	12-Oct-07	6,700,000	22,065	6,722,065
11-Sep-07	HSBC	Ch$	2,400,000	6.06	12-Oct-07	2,400,000	7,676	2,407,676
11-Sep-07	HSBC	Ch$	900,000	6.06	11-Oct-07	900,000	2,879	902,879
12-Sep-07	CORPBANCA	Ch$	800,000	6.24	12-Oct-07	800,000	2,496	802,496
12-Sep-07	BANCO SANTANDER	Ch$	2,145,000	6.12	16-Oct-07	2,145,000	6,371	2,151,371
12-Sep-07	BANCO SECURITY	Ch$	600,000	6.12	12-Oct-07	600,000	1,836	601,836
24-Sep-07	BANCO CHILE	Ch$	1,700,000	6.24	26-Oct-07	1,700,000	1,768	1,701,768
24-Sep-07	HSBC	Ch$	600,000	6.12	26-Oct-07	600,000	612	600,612
24-Sep-07	BANCO SANTANDER	Ch$	1,400,000	6.12	26-Oct-07	1,400,000	1,428	1,401,428
25-Sep-07	HSBC	Ch$	1,200,000	6.18	25-Oct-07	1,200,000	1,030	1,201,030
27-Sep-07	BBVA	Ch$	6,900,000	6.24	20-Nov-07	6,900,000	3,588	6,903,588
28-Sep-07	BANCO SANTANDER	Ch$	5,000,000	6.24	29-Oct-07	5,000,000	1,732	5,001,732
10-Sep-07	BCI	US$	157	5.32	10-Oct-07	80,121	285	80,406
10-Sep-07	BCI	US$	111	5.32	10-Oct-07	56,815	202	57,017
28-Sep-07	ABN AMRO BANK	US$	5,300	4.73	01-Oct-07	2,709,519	712	2,710,231
04-Sep-07	BCI	UF	17	-	04-Dic-07	324,230	-	324,230

		Total				48,115,685	128,812	48,244,497

35. Accounts payable:

The detail of the accounts payable balance is as follows:

		2007	2006
Description		ThCh$	ThCh$

Suppliers
Chilean		121,039,968	77,773,225
Foreign		8,045,381	4,226,034
Provision for work in progress		13,902,675	9,628,428

	Total	142,988,024	91,627,687

36. Other accounts payable:

The detail of other accounts payable is as follows:

		2007	2006
Description		ThCh$	ThCh$

Exchange insurance contract payables		18,496,738	33,106
Billing on behalf of third parties		7,249,807	7,414,719
Accrued supports		871,659	2,668,457
Carrier service		1,796,342	3,266,384
Others		28,692	41,899

	Sub Total	28,443,238	13,424,565

		2007	2006
Description		ThCh$	ThCh$

Exchange insurance contract creditors		35,336,691	25,551,563

	Sub Total	35,336,691	25,551,563

	Total	63,779,929	38,976,128

Antonio José Coronet	José Molés Valenzuela
General Accountant	General Manager

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE
CONSOLIDATED FINANCIAL STATEMENTS
For the nine-month periods ended September 30, 2007 and 2006

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

3

1. HIGHLIGHTS

Decrease in Financial Debt

Telefónica Chile improved its level of indebtedness and financial ratios, through a decrease in the debt level, in 2006 and has continued improving during the first nine months of 2007. As of September 30, 2007, the financial debt reached Ch$397,425 million, reflecting a 9.2% decrease with respect to the financial debt of Ch$437,635 million recorded as of September 30, 2006. The decrease in the indebtedness levels, together with the improved financing conditions, translated into a decrease of 19.6% in financial expenses as of September 30, 2007.

Capital Reduction

Shareholders at the Extraordinary Shareholders’ Meeting held on April 13, 2007 approved the following:

a) Reduce paid-in capital by Ch$ 48,815,011,335, maintaining the same amount of shares issued by the Company, for a payout of Ch$ 51 per share. The Board of Directors will set the date of payment to the shareholders.
b) Modify the Company bylaws to reflect the previous agreements.

On May 23, 2007, the Board of Directors of Telefónica Chile agreed to pay the capital decrease of Ch$48,815,011,335 to the shareholders on June 12, 2007.

Appointment of Directors

Telefónica Chile

Shareholders at the General Shareholders’ Meeting held on April 13, 2007 approved the following:

i) Appoint the following people as Series A Directors of Compañía de Telecomunicaciones de Chile S.A.:

	Directors	Alternates
	Emilio Gilolmo López	José María Alvarez-Pallete
	Narcis Serra Serra	Manuel Alvarez-Tronge
	Andrés Concha Rodríguez	Luis Cid Alonso
	Fernando Bustamante Huerta	Mario Vásquez
	Hernán Cheyre Valenzuela	Carlos Díaz Vergara
	Patricio Rojas Ramos	Benjamín Holmes Bierwirth

ii)	Designate the following people as Series B Directors of Compañía de Telecomunicaciones de Chile S.A.:

	Director	Alternate
	Marco Colodro Hadjes	Alfonso Ferrari Herrero

4

Telefónica Larga Distancia
Shareholders at the General Shareholders’ Meeting held on April 12, 2007 agreed to appoint the following people as directors:

-Emilio Gilolmo López
-José Moles Valenzuela
-Julio Covarrubias Fernández
-Diego Martínez-Caro de la Concha-Castañeda
-Humberto Soto Velasco
-Cristian Aninat sala s
-Juan Antonio Etcheverry Duhalde

Telefónica Multimedia Chile
Shareholders at the General Shareholders’ Meeting held on April 20, 2007 agreed to appoint the following people as directors:

-José Moles Valenzuela
-Julio Covarrubias Fernández
-Humberto Soto Velasco
-Juan Antonio Etcheverry Duhalde
-Cristian Aninat Salas

Telefónica Asistencia y Seguridad
The resignation of Director Mr. Julio Covarrubias Fernández was announced at the Board Meeting held on September 25, 2007, and Mr. Manual Plaza Martin was appointed Company director in his replacement.

Instituto Telefónica
The resignation of Mr. Julio Covarrubias Fernández as President and Director was announced at the Board Meeting held on September 7, 2007, and Mr. José Morales Valenzuela was appointed president of the Company.

Resignation of the Vice President of Finance

Telefónica Chile
At the Board of Directors Meeting held on August 27, 2007, the announcement was made that on August 31, 2007, Mr. Julio Covarrubias Fernandez, who presented his voluntary resignation, would cease to be Vice President of Finance.

Resignation and appointment of General Manager

Telefónica Asistencia y Seguridad
The resignation of General Manager, Mr. Raúl Venegas Carulla was announced at the Board Meeting held on August 22, 2007. Mr. Daniel Arnaldo Domínguez was appointed as the new general manager of the Company beginning on September 1, 2007.

5

Telefónica Gestión de Servicios Compartidos Chile
The resignation of General Manager, Mr. Julio Covarrubias Fernández was announced at the Board Meeting held on August 31, 2007 and Mr. César Valdéz Morales was appointed general manager beginning on September 1, 2007.

Instituto Telefónica
The resignation of General Manager, Mr. Reinaldo Neira Molina was announced at the Board Meeting held on September 7, 2007 and Mr. Rubén Sepúlveda Miranda was appointed general manager beginning on September 1, 2007.

Dividend Policy

Telefónica Chile
Shareholders at the General Shareholders’ Meeting held on April 13, 2007 agreed to distribute 2006 net income by paying a final dividend of Ch$13.44234 per share, to be paid on May 15, 2007. In accordance with the current dividend policy, this dividend added to the interim dividend that was approved in October 2006 add up to 100% of 2006 net income.

Telefónica Larga Distancia
On September 23, 2006, the Board of Directors of Telefónica Larga Distancia agreed to modify the dividend policy. The Board established its intention to distribute 30% of net income generated during the respective year through a final dividend in May of each year, to be proposed at the General Shareholders’ Meeting.

Shareholders at the General Shareholders’ Meeting held on April 12, 2007 agreed to distribute 30% of net income for the year through payment of a dividend of Ch$77.69941 per share, to be paid on May 10, 2007.

Telefónica Empresas
Shareholders at the Extraordinary Shareholders’ Meeting of Telefónica Empresas CTC Chile held on March 23, 2007 agreed to pay a final dividend in the amount of Ch$10,473,441,211, equivalent to Ch$ 26.118085 per share, to be paid in cash before March 30, 2007 with a charge to retained earnings as of March 30, 2007.

Name Change

Telefónica Empresas
Shareholders at the Extraordinary Shareholders’ Meeting held on March 23, 2007 approved the company’s name change from “Telefónica Empresas CTC Chile S.A.” to “Telefónica Empresas Chile S.A.” and replaced the first article of its bylaws.

6

Permit for Limited Satellite and Cable Television Service

Through Exempt Resolution No. 1605 of December 23, 2005, the Undersecretary of Telecommunications (“Subtel”) granted Telefónica Multimedia Chile S.A. (formerly Tecnonáutica S.A.) a limited satellite television service permit to operate throughout the national territory for a renewable 10-year term. In addition, Telefónica Multimedia has a limited cable television service permit to provide services through the broadband network of Telefónica Chile, granted through Exempt Resolutions No. 81 of 2006 and No. 260 of 2007.

Telefónica Multimedia began commercializing satellite television services and is authorized to commercialize television services through the broadband network. In turn Telefónica Chile began commercializing bundled services, which include voice, pay television and broadband.

As of June 14, 2007, Telefónica Multimedia Chile S. A. began providing IPTV (television over broadband) services through the XDSL broadband network.

7

2. VOLUME STATISTICS, STATEMENTS OF INCOME AND RESULTS BY BUSINESS AREA

TABLE No. 1

VOLUME STATISTICS

DESCRIPTION	SEPTEMBER	SEPTEMBER	VARIATION
	2006	2007	Q	%

Lines in Service (end of period)	2,235,686	2,179,739	-55,947	-3%
Normal	969,425	730,084	-239,341	-25%
Plans	901,579	1,088,535	186,956	21%
Prepaid	364,682	361,120	-3,562	-1%
Broadband	464,764	607,322	142,558	31%
DLD Traffic (thousands) Total minutes (188+120)	411,437	400,812	-10,625	-3%
ILD Traffic (thousands) Outgoing minutes (188+120)	50,393	54,406	4,013	8%
IP Dedicated (1)	11,786	14,624	2,838	24%
Television	52,380	197,279	144,899	277%
Digital Television	52,380	197,069	144,689	276%
IP Television	-	210	210	n.d.

(1) Does not include citynet network.

8

TABLE No. 2
CONSOLIDATED STATEMENTS OF INCOME FOR THE NINE-MONTH PERIODS
ENDED SEPTEMBER 30, 2007 AND 2006
(Figures in millions of pesos as of September 30, 2007)

DESCRIPTION	JAN–SEP	JAN-DEC	JAN-SEP	VARIATION (2007/2006)
	2006	2006	2007	ThCh$	%

OPERATING REVENUES
FIXED TELECOMUNICATIONS	347,851	457,979	339,486	(8,365)	-2.40%
Basic Telephony	212,411	277,864	186,981	(25,430)	-12.0%
Fixed Charge (1)	68,635	84,793	40,024	(28,611)	-41.7%
Variable Charge	57,973	73,432	37,063	(20,910)	-36.1%
Connections and Other Installations	1,143	1,558	1,744	601	52.6%
Flexible Plans (Minutes) (1)	66,811	95,041	93,781	26,970	40.4%
Value Added Services	12,505	17,407	10,961	(1,544)	-12.3%
Other Basic Telephony Services	5,344	5,633	3,408	(1,936)	-36.2%
Broadband and Broadband Plus Voice	47,271	64,423	73,261	25,990	55.0%
Access Charges and Interconnections (2)	40,580	53,833	38,612	(1,968)	-4.8%
Domestic Long Distance (DLD)	6,791	8,927	5,593	(1,198)	-17.6%
International Long Distance (ILD)	1,295	1,678	1,291	(4)	-0.3%
Other Interconnection Services	32,494	43,228	31,728	(766)	-2.4%
Other Fixed Telephony Services	47,589	61,859	40,632	(6,957)	-14.6%
Advertising in Telephone Directories	3,936	4,563	2,739	(1,197)	-30.4%
ISP (Switchboard and Dedicated)	1,758	2,340	1,158	(600)	-34.1%
Telemergencia (Security Services)	7,004	9,275	6,193	(811)	-11.6%
Public Phones	8,058	10,471	6,208	(1,850)	-23.0%
Interior Installation and Equipment Rental	24,493	32,217	21,786	(2,707)	-11.1%
Equipment Commercialization	2,340	2,993	2,548	208	8.9%

TELEVISION	860	3,985	17,413	16,553	-

LONG DISTANCE	46,135	61,927	42,679	(3,456)	-7.5%
Long Distance	17,399	23,206	15,934	(1,465)	-8.4%
International Service	17,580	23,699	19,144	1,564	8.9%
Network Capacity and Circuit Rentals	11,156	15,022	7,601	(3,555)	-31.9%
CORPORATE COMMUNICATIONS	59,025	79,995	58,380	(645)	-1.1%
Terminal Equipment	8,886	11,895	8,732	(154)	-1.7%
Complementary Services	10,901	14,432	10,172	(729)	-6.7%
Data Services	20,722	28,122	21,366	644	3.1%
Dedicated Links and Others	18,516	25,546	18,110	(406)	-2.2%
OTHER BUSINESSES (3)	2,143	2,755	1,627	(516)	-24.1%

TOTAL OPERATING REVENUES	456,014	606,641	459,585	3,571	0.8%

Salaries	(54,431)	(72,149)	(59,684)	5,253	9.7%
Depreciation	(164,325)	(217,853)	(159,158)	(5,167)	-3.1%
Other Operating Costs	(172,850)	(229,801)	(196,994)	24,144	14.0%

TOTAL OPERATING COSTS
	(391,606)	(519,803)	(415,836)	24,230	6.2%

OPERATING INCOME
	64,408	86,838	43,749	(20,659)	-32.1%

Interest Income	3,637	4,663	5,266	1,629	44.8%
Other Non-operating Income	1,347	1,699	3,689	2,342	173.9%
Income from Investments in Related Companies (4)	1,413	2,013	1,347	(66)	-4.7%
Interest Expenses	(16,072)	(20,473)	(12,926)	(3,146)	-19.6%
Amortization of Goodwill	(1,946)	(2,336)	(1,149)	(797)	-41.0%
Other Non-operating Expenses	(12,986)	(17,494)	(9,139)	(3,847)	-29.6%
Price-level restatement	3,296	700	2,786	(510)	-15.5%

NON-OPERATING INCOME	(21,311)	(31,228)	(10,126)	(11,185)	-52.5%

INCOME BEFORE INCOME TAX	43,097	55,610	33,623	(9,474)	-22.0%

Income taxes	(22,691)	(31,110)	(23,969)	1,278	5.6%
Minority Interest	268	44	294	26	9.7%

NET INCOME (5)	20,674	24,544	9,948	(10,726)	-51.9%

(1) The decrease in Fixed Monthly Charge is explained by the migration of customers to Flexible Plans.
(2) Due to accounting consolidation does not include access charges of Telefónica Larga Distancia.
(3) Includes revenues from t-gestiona, Telepeajes and Fundación.
(4) For the purposes of a comparative analysis, equity participation in income from investments in related companies is shown net (net income/losses).
(5) For comparison purposes, certain reclassifications have been made to the 2006 statements of income.

9

3. ANALYSIS OF INCOME FOR THE PERIOD

3.1 OPERATING INCOME

As of September 30, 2007, operating income amounted to Ch$43,749 million, which represents a 32.1% decrease with respect to the previous year.

Operating Revenue

The third quarter closing figures present operating income in the amount of Ch$459,585 million, with 0.8% growth in comparison to the previous year, which reached Ch$456,014 million.

The Company’s strategy of focusing on new businesses has allowed us to strengthen our Broadband and Television growth, which together with Flexible Plans, has neutralized the loss of income from Traditional Business, Long Distance and Corporate Communications.

Revenues from Local Telephony Services: Revenues from local telephony services increased 2.40% in comparison to the previous year, mainly due to:

Basic Telephony Service, which decreased 12.0% with respect to the previous period, as a result of the following:

• Fixed monthly charge, corresponding to the fixed monthly charge for connection to the network, which decreased by 41.7%, mainly due to the migration of customers to flexible plans.
• Variable charge, which decreased by 36.1%, due to the downturn in traffic per line and the migration of customers to flexible plans.
• Connections and other installations, which increased by 52.6% with respect to the previous year.
• Flexible plans, 16% growth in Flexible Plans, leveraged by migration from Traditional Telephony and capturing new customers, allowed for a growth of Ch$26,970, which assumes an increase of 40.4% in comparison to the previous year.
• Value-added services, which decreased by 12.3% with respect to the previous year, mainly due to the drop in average lines in service.

Broadband services show sustained growth, reaching revenues of Ch$73,261 million in the period from January to September 2007, a 55.0% increase over the same period of the previous year, when revenues from these services amounted to Ch$47,271 million.

Access and interconnection charges decreased by 4.8%, mainly due to 17.6% lower income from domestic long distance access charges and 0.3% lower income from international long distance. Other interconnection services decreased by 2.4%, with the highlight being increases in media services rental, information and unbundling services and fixed-fixed access charges.

Other fixed Telephone Services decreased by 14.6%, equivalent to Ch$6,957 million, explained by a Ch$2,707 million drop in internal rental and equipment rental, mainly due to a drop of Ch$1,197 million in income from telephone directory advertisement, Ch$811 million in Telemergencia, Ch$1,850 million in Public Telephones, Ch$600 million in dedicated and switchboard ISP, which was partly offset by a Ch$208 million increase due to higher income from equipment commercialization,

10

Television: one year after the commercial launch of Pay TV services, TV revenues account for 3.8% of operating income, with Ch$17,413 million for the period from January to September 2007, whereas in the same period the previous year, revenues from these services amounted to Ch$ 860 million.

Long Distance: Revenues from these services decreased by 7.5% in comparison to 2006, due to an 8.4% and 31.9% decrease in DLD and media and circuit rental, respectively. This drop was mitigated by an 8.9% increase in income from International Services.

Corporate Communications: Revenues from the corporate communications business fell 1.1% with respect to the same period the year before, mainly due to a 6.7% drop in revenues from complementary services, together with a 1.7% drop in revenues from terminal equipment and a 2.2% drop in revenues from circuits and others. These decreases were partly offset by a 3.1% increase in revenues from data services.

Other Businesses: Revenues from other businesses declined 24.1%, mainly due to the decrease in revenues from t-gestiona and Fundación.

Operating Costs

Operating costs for the period amounted to Ch$ 415,836 million, increasing by 6.2% in comparison to the same period in 2006, when they amounted to Ch$ 391,606 million. This is mainly explained by costs generated by the new business model of Internet access with the ISP Terra, for ADSL customers, and by the purchase of content for the television business, as well as a 9.7% increase in salary expenses, explained by the Company’s application of the new Subcontracting Law, which requires certain independent contractors to be hired as internal employees. On the other hand, depreciation cost dropped by 3.1% .

3.2 NON-OPERATING INCOME

Non-operating income obtained in the period ended as of September 30, 2007 shows a deficit of Ch$10,126 million, whereas in the previous period it was a deficit of Ch$21,311, which impliea a 52.5% decrease in the deficit. Where:

Financial income increased 44.8%, mainly because in the 2007 period greater volumes of funds were temporarily allocated to financial investments.

Other non-operating income amounted to Ch$ 3,689 million, exceeding the Ch$ 1,347 million recorded in 2006. This is mainly due to higher income obtained on the sale of recovered material.

Financial expenses decreased by 19.6% in 2007, associated mainly to lower financial debt and an improved international risk rating from BAA2 to BAA1.

Amortization of goodwill decreased by Ch$ 797 million with respect to 2006, mainly explained by full amortization of goodwill in Tecnonautica during the first quarter of 2006, due to the restructuring of the Telefónica Chile Group.

11

Other non-operating expenses amounted to Ch$ 9,139 million, Ch$ 3,847 million less than in 2006. This is mainly due to the cost of personnel restructuring carried out in 2006.

Price-level restatement in 2007 shows a net gain of Ch$ 2,786 million, mainly due to the variations experienced by the CPI, Unidad de Fomento and exchange rate. It should be noted that the Company maintains hedges to cover 100% of exchange rate fluctuations and 84% of interest rate fluctuations.

3.3 NET INCOME FOR THE PERIOD

As of September 30, 2007 net income reached Ch$ 9,948 million, whereas in 2006 net income reached Ch$20,674 million. The lower income obtained in 2007 in comparison to 2006 is derived from a 6.2% increase in operating costs and is partly compensated by a 52.5% decrease in non-operating income, and by the increase in the income tax level.

12

3.4 RESULTS BY BUSINESS AREA

1. Local Telephony Business: Recorded a net loss of Ch$4,025 million as of September 30, 2007, greater than the Ch$2,299 million deficit recorded in the same period in 2006. This is due to lower operating income, generated by a decrease in operating income. This effect is compensated by the lower non-operating deficit, mainly due to recording the cost of the restructuring performed in the first quarter of 2006.

2. Corporate Communications Business: This business contributed net income of Ch$ 3,468 million in the period, a 66.6% decrease in relation to the Ch$10,376 million recorded in 2006. The main explanation of the difference was lower operating income, due to the increase in depreciation cost, which was offset by the decrease in the cost of goods and services and by the increase in non-operating income.

3. Long Distance Business: As of September 30, 2007 this business shows net income of Ch$13,513 million, exceeding net income reached in 2006 in the amount of Ch$12,498 million. This variation is mainly produced by greater operating income which was decreased by a deficit in non-operating income obtained during the 2007 period in the amount of Ch$ 335 million.

4. Other Businesses: Other businesses mainly include the services of Telefónica Multimedia, Instituto Telefónica, t-gestiona and Fundación. This group of businesses generated a net loss of Ch$ 3,007 million, whereas in the same period the previous year a net income of Ch$ 294 million was recorded. This difference is due to lower income obtained by Fundación and Instituto Telefónica Chile (formerly Telepeajes).

13

4. STATEMENT OF CASH FLOWS

TABLE No. 3
CONSOLIDATED CASH FLOWS
(Figures in millions of pesos as of September 30, 2007)

DESCRIPTION	JAN-SEP	JAN-SEP	VARIATION
	2006	2007	ThCh$	%

Cash and cash equivalents at beginning of period	102,222	43,456	(58,766)	-57.5%
Net cash provided by operating activities	152,637	170,622	17,985	11.8%
Net cash used in financing activities	(165,779)	(64,373)	(101,406)	-61.2%
Net cash used in investing activities	(63,613)	(83,211)	19,598	30.8%
Effect of inflation on cash and cash equivalents	(1,073)	(2,597)	1,524	142.0%
Cash and cash equivalents at end of period	24,394	63,897	39,503	161.9%
Net change in cash and cash equivalents for the year	(77,828)	20,441	98,269	126.3%

The positive net variation of cash and cash equivalents of Ch$20,441 million in cash flows for the period from January to September 2007, compared to the negative variation of Ch$77,828 million in 2006. This is because during 2007 less cash flows were destined to financing activities, because no payments for obligations with the public were recorded during the 2007 period. In addition greater cash flows were obtained from operating activities, effect that was compensated with the allotment of greater cash flows to investment activities due to an increase in long-term investments.

14

5. FINANCIAL INDICATORS

TABLE No. 4
CONSOLIDATED FINANCIAL INDICATORS

DESCRIPTION	JAN-SEP	JAN-DEC	JAN-SEP
	2006	2006	2007

LIQUIDITY RATIOS
Current Ratio
(Current Assets / Current Liabilities)	1.52	1.52	1.36

Acid Ratio
(Most liquid assets / Current Liabilities)	0.19	0.28	0.25

DEBT RATIOS
Leverage Ratio
(Total Liabilities / Shareholders’ Equity)	0.77	0.79	0.84

Long-term Debt Ratio
(Long-term Liabilities / Total Liabilities)	0.74	0.73	0.68

Financial Expenses Coverage
(Income Before Taxes and Interest / Interest Expenses)	3.68	3.49	3.60

RETURN AND EARNINGS PER SHARE RATIOS
Operating Margin
(Operating Income / Operating Revenues)	14.12%	14.31%	9.52%

Return on Fixed Assets
(Operating Income / Net Property, Plant and Equipment (1) )	4.62%	6.2%	3.4%

Earnings per Share
(Net Income / Average number of paid shares each year)	$ 21.6	$ 24.4	$ 10.4

Return on Equity
(Income / Average shareholders’ equity)	2.12%	2.53%	1.08%

Profitability of Assets
(Income/Average assets)	1.17%	1.38%	0.59%

Operating Assets
(Net income / Average operating assets (2) )	4.76%	6.46%	3.45%

Return on Dividends
(Paid dividends / Market Price per Share)	2.8%	24.4%	6.2%

ACTIVITY INDICATORS
Total Assets (millions of Ch$)	1,692,899	1,699,232	1,645,076
Sale of Assets (millions of Ch$)	862	1,088	-
Investments in other companies and property, plant and
equipment (millions of Ch$)	76,658	46,768	98,911

Inventory Turnover
(Cost of Sales / Average Inventory)	2.54	2.15	1.82

Days in Inventory
(Average Inventory / Cost of sales times 360 days)	141.54	167.49	198.11

(1)	Figures at the beginning of the year, restated.
(2)	Property, plant and equipment are considered operating assets

15

The key points from the table above are the following:

The common liquidity ratio shows a decrease due to an increase in current liabilities equivalent to 22.8%, due to the increase in accounts payable in comparison to as of September of the previous year, whereas current assets increased by 10.1% .

The increase in the debt ratio is explained by a 2.8% increase in demand liabilities, whereas shareholders’ equity decreased by 6.5%, mainly due to a decrease in stock capital carried out in 2006 and 2007, in order to distribute surplus cash to shareholders.

6. EXPLANATION OF THE MAIN DIFFERENCES BETWEEN MARKET OR ECONOMIC VALUE AND THE BOOK VALUE OF THE COMPANY’S ASSETS

Due to market imperfections regarding the capital assets of the sector, there is no economic or market value that can be compared to their accounting values. However, there are certain buildings with a book value equal or close to zero. These buildings have a market value, but it is not significant with respect to the Company’s assets in the aggregate.

For other assets with a referential market value, such as marketable securities (shares and promissory notes), provisions have been established when the market value is less than the book value.

16

7. ANALYSIS OF MARKETS, COMPETITION AND RELATIVE MARKET SHARE

Relevant Aspects of the Industry

As of the third quarter of 2007, development of the following continues: broadband, pay television, growth in the mobile sector, convergence of services and development of wireless solutions.

The consolidation of broadband throughout the country continues with ADSL technology and coaxial cable, reaching over 1,233,000 accesses in September 2007, growth of 26% in comparison to September 2006.

In pay television, the strong growth of the market stands out, with an inter-annual variation of 26% as of September 2007, mainly due to the success of Telefonica Chile’s satellite offer.

In service convergence there has been a consolidation of competition among fixed infrastructure operators with their own services or in alliances with third parties. In this manner almost all fixed operators already have bundled service offers (voice, broadband and TV).

In the wireless solutions area, the main operators have publicly announced their wireless broadband technology prospects. Telmex commercially launched the Wimax service, while VTR declared its intention to extend its coverage for bidirectional services in 2007, also using Wimax technology. Telsur announced recent successes in the installation of its wireless services.

The mobile sector has begun a trend of substantial increases in voice traffic, at both the aggregate and user levels, due to the migration to technological networks with greater network capacities. The operator Claro announced that it finished implementing its new GSM network (with 95% national coverage), Entel began building its 3.5G network, and Movistar is accelerating its migration to the GSM network.

Synthesis of Market Evolution

It is estimated that there were approximately 3.3 million lines in service in the Chilean market as of September 2007, a 0.9% increase in comparison to September 2006. Within fixed voice services, there were decreases of 6.1% in local, 12.3% in DLD and 12.1% in ILD with respect to the previous year.

It is estimated that the mobile telephony market had a total of 14.2 million subscribers as of September 2007, which represents growth of 14% with respect to September 2006.

The Internet market maintains the migration from narrowband to broadband, with a 60% decrease in narrowband connections. Accumulated narrowband traffic from January to September 2007 reached approximately 805 million minutes with a 53% drop in comparison to the same period in 2006. The Broadband market increased by 26% in comparison to the same period in 2006, reaching 1,233,000 accesses.

In Pay Television, Telefónica Chile offers DTH (direct to home) satellite television services. During the third quarter of 2007 it grew by 26% in comparison to September 2006. In addition Telefónica Chile is at the threshold of launching testing of the commercial concept of IPTV (interactive digital television using the broadband network).

17

Relative Market Share

The following table shows the relative market share of Telefónica Chile in the markets in which it participates, as of September 30, 2007:

			Telefónica
Business	Market Share	Market Penetration	Chile’s Position
			in the Market

Fixed Telephony	66%	20.0 lines / 100 inhabitants	1

Domestic Long Distance	40%	84 minutes / inhabitant per year	1

International Long Distance	40%	10 minutes / inhabitant per year	1

Corporate Communications	44%	Ch$ 205,137 million(*)	1

Broadband	49%	1,233,000 Connections	1

Security Services	20%	262,000 Connections	2

Pay TV	16%	1,241,000 Customers	2

(*) Estimated annual income.

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8. ANALYSIS OF MARKET RISK

Financial Risk Coverage

Due to the attractive foreign interest rates in certain periods, the Company has obtained financing abroad, denominated mainly in dollars and in certain cases at a floating interest rate. Consequently, the Company faces two types of financial risks: the risk of exchange rate fluctuations and the risk of interest rate fluctuations.

Financial risk due to foreign currency fluctuations

The Company has exchange rate hedging instruments. The purpose of these instruments is to reduce the negative impact of fluctuations of the dollar on Company results. The percentage of interest-bearing debt exposure is defined and continuously reviewed, basically considering the volatility of the exchange rate, its trend, and the cost and availability of hedging instruments for different terms.

The main hedging instruments used are Cross Currency Swaps and dollar/UF and dollar/peso exchange insurance.

As of September 30, 2007, the interest-bearing debt expressed in dollars was US$ 770 million, including US$ 500 million in dollar–denominated financial liabilities and US$ 270 million of debt expressed in UF. Consequently, US$ 500 million corresponds to debt directly exposed to the variations of the dollar.

During the period, the Company had Cross Currency Swaps, dollar/peso exchange insurance and assets in dollars that resulted, as of the end of the second quarter of 2007, in close to 0% exposure to foreign exchange fluctuations.

Financial risk due to floating interest rate fluctuations

The policy for hedging interest rates seeks to reduce the negative impact on financial expenses due to interest rate increases.

As of September 30, 2007, the Company had debt at the variable interest rates Libor and TAB, mainly for bank loans.

To protect the Company from increases in the floating interest rates, derivative financial instruments have been used, particularly Cross Currency Swaps (which cover the Libor rate), to limit the future fluctuation of interest rates. As of September 30, 2007, the use of these swaps has allowed the Company to limit its exposure to 17% of the total interest-bearing debt in Chilean pesos.

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Modifications of the Regulatory Structure

1. Public consultations carried out by the Undersecretary of Telecommunications for the purpose of modifying the current regulatory framework

- Creation of a Panel de Experts: The purpose of this project is to create a panel of experts, of a technical nature, integrated by seven professionals which will be in charge of resolving litigations and disagreements between the company and the regulator, in order to reduce the judicialization of various rule-making and regulatory processes in the telecommunications sector. The preliminary project submitted for public consultation, proposes, among other things, the matters that will be resolved by the Panel, its attributions and functions, and composition (5 engineers and two attorneys) to be appointed by the Antitrust Commission. The Panel’s costs will be paid by the concessionary companies on a pro rata basis which can consider both the value of its assets as well as the estimated number of discrepancies that affect them and their nature and complexity.

- Modifying the concessionary regime: The purpose of the project is to adjust to the technological improvements reached at a worldwide level to propitiate convergence of networks and services so that network operators and service providers can have a regime that avoids bureaucratic processes to begin their services, replacing the current regime for a registration system unless privative use of the radio-electric spectrum is required. In addition, there is differentiation between network operators and service operators, local DLD separation and DLD multi-carrier is eliminated, it is only maintained for ILD; the freedom to freely define the service zone is modified by establishing that the service zones originally registered in the registry cannot be decreased; Broadband is qualified as a “telecommunications service”, which makes it possible to apply a series of regulations to it; sanctions are increased by increasing fines, the deadline for attending to service supply petitions is reduced from 2 years to 6 months.

- Creating the Superintendency of Telecommunications: The purpose of the project is to separate the competencies related to dictating telecommunications policies for supervision activities and preventive punitive market operation control activities. The preliminary project is under analysis at Subtel.

2. Regulation of public voice services through the Internet

On December 19, 2006, the Undersecretary of Telecommunications carried out a public consultation regarding the regulation project that defines the conditions that must be adhered to by any party interested in providing public voice services through the Internet.

Telefónica Chile S.A. submitted its comments and observations within the deadline.

The Undersecretary of Telecommunications proposed the supreme decree that approves the mentioned regulations, which is in process. As of September 30, 2007, it has not been published in the Official Gazette.

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3. Consultation from the Antitrust Commission (TDLC) (“Tribunal de Defensa de la Libre Competencia”) regarding 3G

Through publication in the Official Gazette of October 5, 2007, the TDLC reinitiated the consultation process in decree ROL NC No. 198-07, denominated “Consultation from the Undersecretary of Telecommunications regarding participation of mobile telephony concessionaries in public tender for advanced digital mobile telephony”.

Telefónica Chile is analyzing the consultation in order to issue its comments and observations.

4. Terrestrial Digital Television Standard

The Undersecretary of Telecommunications is developing Digital TV field tests which will be performed in 160 homes, to verify the quality of the image of the transmissions of the three digital television standards: DVB; ATSC and ISDB. This program will adhere to the protocol submitted for public consultation.

The Undersecretary of Telecommunications has manifested that the definition regarding the technical standard would be in place ready to be adopted before the end of this year.

Verdict of the Antitrust Commission (TDLC) (“Tribunal de Defensa de la Libre Competencia”) in the Voissnet complaint

On July 4, 2007, the Supreme Court dictated sentence in the complaint filed by Telefónica Chile S.A. against the verdict of the Antitrust Commission that accepted the complaint filed by Voissnet S.A. and the requirement of the National Economic Attorney General’s Office (“Fiscalía Nacional Económica”).

The sentence of the Supreme Court reduced the fine from 1,500 Unidades Tributarias Anuales to 556 Unidades Tributarias Anuales; eliminated whereas clauses 72 to 81 of the verdict of the Antitrust Commission that would allow Voissnet to act without a concession and left fully in force the whereas clauses that declare that broadband is an unregulated service that does not require concession.

New Voissnet Complaint

On July 12, 2007 Voissnet filed a complaint before the Antitrust Commission (TDLC) (“Tribunal de Defensa de la Libre Competencia”) against Telefónica Chile for an alleged cross subsidy in the joint commercialization of its broadband and fixed telephony services, taking advantage of its dominion in those markets. The mentioned complaint was notified to Telefónica Chile on August 20, 2007.

Telefónica Chile in its answer, requested that the complaint be rejected, with costs, since the packaged voice and broadband offers are due to a competitive dynamic, and they have not incurred in practices that attempt against free competition.

Once the discussion stage is complete, the Court should dictate the resolution that sets the events about which evidence must be presented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2007

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:	/S/ Julio Covarrubias F.
Name: Julio Covarrubias F. Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.